UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. Reports 4Q18 Consolidated Results

Grupo Supervielle S.A. Reports 4Q18 Consolidated Results

4Q18 Attributable Comprehensive Income up 98% YoY and 7% QoQ while Net Income rose

51% YoY and decreased 19% QoQ reflecting mainly the decision to achieve 100% NPL

Coverage goal one year earlier than target.

Buenos Aires, March 7, 2019 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three and twelve-month periods ended December 31, 2018. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with IFRS in compliance with the adoption ruled by the Argentine Central Bank.

Fourth Quarter 2018 Highlights

•	Attributable Comprehensive Income of AR$935.3 million, up 97.9% YoY and 7.0% QoQ. ROAE of 22.6% in 4Q18 above 13.3% in 4Q17 and 22.4% in 3Q18. ROAA of 2.6% in 4Q18, up 40 bps YoY and down 10 bps QoQ.

•

Attributable Net income of AR$706.8 million, up 51.2% YoY and down 18.5% QoQ. In 4Q18, AR$231 million (AR$ 162 million after tax) additional voluntary loan loss provisions (LLP) were made to increase the Coverage Ratio to 100.0% from 94.0% in 3Q18. Excluding the additional voluntary LLP, Attributable Net Income in 4Q18 would have been AR$ 868.5 million, flat QoQ.

•

Net Financial Income of AR$5.3 billion up 56.5% YoY and 19.9 % QoQ reflecting increases in average volumes of assets and deposits, together with higher average interest rates, partly mitigating the higher cost of funding and higher volumes of non-remunerated minimum reserve requirements.

•

Net financial margin (NFM) of 20.3% expanded by 30 bps YoY and 210 bps QoQ. Net interest margin (NIM) was 18.5%, down 150 bps YoY and 240 bps QoQ. NFM expansion combines higher yields from the Loan Portfolio as it continued to reprice and from higher Central Bank notes’ rates in the AR$ Investment portfolio. This was partially offset by higher cost of funds.

•

Efficiency ratio improved to 61.9% in 4Q18 from 68.2% in 4Q17 and weakened from 59.3% in 3Q18. QoQ performance reflects consecutive salary increases throughout 4Q18 for a total increase of 19.6% while operating revenues were up 14.6%.

•	Loans to deposits ratio was 84.5% in 4Q18 compared to 107.6% in 4Q17, and 85.8% in 3Q18.

•

Deposits increased 68.2% YoY and decreased 2.3% QoQ to AR$94.9 billion. The QoQ decrease took place towards the close of the quarter due to excess liquidity management by the Company’s treasury. Average deposit volumes increased 90.4% YoY and 15.4% QoQ. AR$ deposits rose 50.2% YoY and decreased 2.1% QoQ, while foreign currency deposits (measured in U$S) increased 10.4% YoY and 5.0% QoQ.

•

Loans rose 32.1% YoY and decreased 3.8% QoQ to AR$80.2 billion. AR$ Loan portfolio up 22.0% YoY and 1.1% QoQ. Foreign currency loans decreased 14.7% YoY and 8.4% QoQ, but measured in local currency rose 71.7% YoY and decreased 15.4% QoQ.

•

Total assets increased 53.0% YoY to AR$ 141.1 billion outpacing loan growth, mainly due to larger holdings of Central Bank securities (Leliqs) coupled with higher levels of regulatory minimum reserve requirements. QoQ, total assets decreased 3.4% due to excess liquidity management as mentioned above, although average assets in the quarter were up 11.6% QoQ.

•

NPL increased by 100 bps YoY and 40 bps QoQ to 4.1% in 4Q18, due to a combination of lower loan portfolio origination and a deterioration in asset quality following the current recession in Argentina in 3Q18 and 4Q18 and the increase in inflation which impacted consumers disposable income.

•	NPL Coverage ratio reached 100%, one year in advance of our original goal, up 1,200bps YoY and 600 bps QoQ.

•

Cost of risk was 7.0% in 4Q18. Excluding the additional AR$ 231 million voluntary loan loss provisions made to increase coverage to 100% in 4Q18, cost of risk would have remained unchanged from 5.9% in 3Q18.

•	Proforma Consolidated Common Equity Tier 1 Ratio of 12.9% in 4Q18, up 40 bps from 12.5% in 3Q18. AR$927 million remained at the holding level for future capital injections.

Commenting on fourth quarter and fiscal year 2018 results, Jorge Ramirez, Grupo Supervielle’s CEO, noted: “We are satisfied with the results achieved in full year 2018 as we were able to meet our annual profitability guidance while reaching 100% NPL coverage goal, one year ahead of plan. This, which resulted in cost of risk higher than originally planned, was achieved despite macro conditions far worse than originally anticipated.

Importantly, we have a very strong franchise and time over time we have been able to demonstrate the resiliency and flexibility of our business model as we successfully navigate through periods of low credit demand and challenging macro and financial scenarios. We expect our franchise to get even stronger over time as we move forward with our digital transformation process.

As we look to the current year, we are cautiously optimistic. We expect the macro environment to remain challenging in the first half and then gradually improving. Adding further uncertainty will be the upcoming Presidential elections. This just adds another bump in the road for us to navigate through. In this context, our focus remains on healthy loan origination and credit quality. We have the franchise well positioned and are confident with our ability to resume growth in a healthier macro environment.

I would like to thank the Supervielle employees for all their hard work during the past year,” concluded Mr. Ramirez.

Financial Highlights & Key Ratios

(In millions of Argentine Ps.)						% Change
INCOME STATEMENT	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY	FY18	FY17	% Chg.
Net Interest Income	2,023.2	2,722.9	2,898.2	2,818.1	2,552.7	-25.7%	-20.7%	10,462.4	8,554.2	22.3%
NIFFI & Exchange Rate Differences	3,235.0	1,663.4	716.8	805.5	807.4	94.5%	300.7%	6,420.6	2,445.7	162.5%
Net Financial Income	5,258.1	4,386.2	3,615.0	3,623.6	3,360.1	19.9%	56.5%	16,882.9	10,999.9	53.5%
Net Service Fee Income (excluding income from insurance activities)	1,065.1	1,026.9	1,004.9	884.6	783.7	3.7%	35.9%	3,981.5	3,237.0	23.0%
Income from Insurance activities	180.4	183.1	145.3	148.7	148.3	-1.5%	21.7%	657.6	479.0	37.3%
Loan Loss Provisions	-1,382.8	-1,122.5	-989.2	-726.1	-606.3	23.2%	128.1%	-4,220.6	-1,928.8	118.8%
Personnel & Administrative Expenses	-3,591.2	-3,045.2	-2,760.9	-2,446.5	-2,604.5	17.9%	37.9%	11,843.8	8,721.2	35.8%
Profit before income tax	903.8	1,027.6	456.0	1,020.4	651.4	-12.0%	38.7%	3,407.9	2,511.8	35.7%
Attributable Net income	706.8	867.4	270.7	722.6	467.6	-18.5%	51.2%	2,567.6	1,819.8	41.1%
Attributable Comprehensive income	935.3	874.5	475.3	744.8	472.6	7.0%	97.9%	3,030.0	1,878.4	61.3%
Earnings per Share (AR$)	1.55	2.01	0.59	1.58	1.02
Earnings per ADRs (AR$)	7.75	10.03	2.96	7.91	5.12
Average Outstanding Shares (in millions)	456.7	456.7	456.7	456.7	456.7
BALANCE SHEET	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY	dec 18	dec 17
Total Assets	141,115.5	146,122.7	120,789.0	96,569.6	92,202.4	-3.4%	53.0%
Average Assets[1]	143,525.2	128,633.2	104,287.2	90,832.7	85,498.9	11.6%	67.9%	117,967.9	70,857.8
Total Loans & Leasing	80,171.5	83,378.1	75,830.0	66,479.5	60,692.9	-3.8%	32.1%
Total Deposits	94,906.0	97,185.5	75,672.7	55,540.2	56,408.7	-2.3%	68.2%
Attributable Shareholders’ Equity	17,155.6	16,220.0	15,345.4	15,114.2	14,369.6	5.8%	19.4%
Average Attributable Shareholders’ Equity[1]	16,547.0	15,638.9	15,044.8	14,490.1	14,188.7	5.8%	16.6%	15,530.0	9,844.9
KEY INDICATORS	4Q18	3Q18	2Q18	1Q18	4Q17			FY18	FY17
Profitability & Efficiency
ROAE	22.6%	22.4%	12.6%	20.6%	13.3%			19.5%	19.1%
ROAA	2.6%	2.7%	1.8%	3.3%	2.2%			2.6%	2.7%
Net Interest Margin	18.5%	20.9%	19.2%	19.6%	20.0%			19.4%	20.1%
Net Financial Margin	20.3%	18.2%	17.4%	19.9%	20.0%			18.7%	20.5%
Net Fee Income Ratio	19.2%	21.4%	24.3%	22.3%	22.8%			21.6%	25.6%
Cost / Assets	10.3%	9.7%	10.9%	11.1%	12.6%			10.3%	12.7%
Efficiency Ratio	61.9%	59.3%	66.3%	59.0%	68.2%			61.5%	67.0%
Liquidity & Capital
Loans to Total Deposits[3]	84.5%	85.8%	100.2%	119.7%	107.6%
Liquidity Coverage Ratio (LCR)[4]	173.4%	132.1%	139.0%	116.9%	113.9%
Total Equity / Total Assets	12.2%	11.1%	12.7%	15.7%	15.6%
Proforma Consolidated Capital / Risk weighted assets [5]	14.0%	13.8%	14.5%	17.0%	19.6%
Proforma Consolidated Tier1 Capital / Risk weighted assets [6]	12.9%	12.5%	13.1%	15.8%	17.2%
Risk Weighted Assets / Total Assets	73.0%	70.5%	78.8%	88.1%	81.7%
Asset Quality
NPL Ratio	4.1%	3.7%	3.6%	3.2%	3.1%
Allowances as a % of Total Loans	4.1%	3.5%	3.3%	2.8%	2.6%
Coverage Ratio	100.0%	94.0%	89.9%	89.7%	88.0%
Cost of Risk[7]	7.0%	5.9%	5.6%	4.7%	4.4%			5.8%	4.3%
MACROECONOMIC RATIOS
Retail Price Index (%)[8]	11.5%	14.1%	8.8%	6.7%	6.1%			47.6%	24.8%
Avg. Retail Price Index (%)	47.3%	35.4%	27.1%	25.3%				33.8%
UVA (var)	16.2%	10.0%	7.5%	6.9%	4.9%			46.9%	22.5%
Pesos/US$ Exchange Rate	37.81	40.90	28.86	20.14	18.77			37.8	18.8
Badlar Interest Rate (eop)	49.5%	43.3%	32.7%	22.6%	23.3%			49.5%	23.3%
Badlar Interest Rate (avg)	50.2%	37.1%	27.3%	22.9%	22.5%			34.3%	20.6%
TM20 (eop)	51.7%	44.1%	33.9%	22.6%	23.7%			51.7%	23.7%
TM20 (avg)	53.4%	38.7%	28.6%	23.4%	23.4%			36.0%	21.4%
OPERATING DATA
Active Customers (in millions)	1.8	1.9	1.9	1.9	1.9
Access Points[9]	344	368	368	340	326
Employees[10]	5,307	5,281	5,451	5,406	5,320	0.5%	-0.2%

1.	Average Assets and average Shareholder´s Equity calculated on a daily basis
2.	Total Portfolio: Loans and Leasing before Allowances. According to IFRS, this line item includes Securitized Loan Portfolio and loans transferred with recourse.
3.	Loans/Total Deposits ratio was restated in previous quarters due to the inclusion in the balance sheet of the securitized and transferred loans.
4.	This ratio includes the liquidity held at the holding company level.
5.

Regulatory capital divided by risk weighted assets taking into account operational and market risk. The regulatory capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level- The Proforma consolidated capital ratio, includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of December 31, 2018, the liquidity amounted to Ps. 927 million. This ratio has not been restated for 2017 quarters.

6.

Tier 1 capital divided by risk weighted assets taking into account operational and market risk. The regulatory Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level. The. Proforma Consolidated Tier 1 capital ratio includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of September 30, 2018, the liquidity amounted to Ps.927 million. 4Q17 Tier 1 ratio as reported previous IFRS adoption was 18.4%.

7.	Cost of risk in 4Q18, excluding the AR$ 231 million additional voluntary loan loss provisions made to increase coverage, was 5.9%.
8.	Source: INDEC
9.

The increase in the number of Access Points in 1Q18, reflects the opening of 1 bank branches located in Neuquen and the presence in 13 Walmart Stores. The increase in the number of Access Points in 2Q18, reflects the opening of 2 bank branches and 24 Mila branches. The decrease in the number of Access Points in 4Q18, reflects the closing of certain consumer finance sales points.

10.	The decrease in the number of employees in 3Q18 reflects the reorganization process in the consumer finance business

4Q18 Earnings Call Dial-In Information

Date:	Friday, March 8, 2019
Time:	9:00 AM (US ET); 11:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)
Webcast:	http://public.viavid.com/index.php?id=133319
Replay:	From March 8, 2019 at 12:00 PM US ET through March 22, 2019 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13687724

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 90.9% and 5.7% respectively of total assets as of December 2018. Supervielle also operates Tarjeta Automática, a consumer finance company with a distribution network mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; Espacio Cordial, a retail company cross-selling related non-financial products and services. Since May 2018, Supervielle also operates through its new acquisitions, MILA, a car financing company, and InvertirOnline.com an online broker.

Comprehensive Income & Profitability

Income Statement						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Argentine Banking GAAP:

Interest income	8,394.8	6,835.9	5,568.9	4,616.8	4,110.3	22.8%	104.2%

Interest expenses	(6,371.6)	(4,113.1)	(2,670.7)	(1,798.7)	(1,557.6)	54.9%	309.1%
Net interest income	2,023.2	2,722.9	2,898.2	2,818.1	2,552.7	-25.7%	-20.7%

Net income from financial instruments at fair value through profit or loss	2,700.1	2,737.4	-509.3	656.5	691.3	-1.4%	290.6%

Exchange rate differences on gold and foreign currency	534.8	-1,074.1	1,226.1	148.9	116.2	NA	360.4%
NIFFI & Exchange Rate Differences	3,235.0	1,663.4	716.8	805.5	807.4	94.5%	300.7%

Net Financial Income	5,258.1	4,386.2	3,615.0	3,623.6	3,360.1	19.9%	56.5%

Fee income	1,387.8	1,319.0	1,262.4	1,152.7	1,026.8	5.2%	35.2%

Fee expenses	-322.7	-292.2	-257.5	-268.1	-243.1	10.5%	32.8%

Income from insurance activities	180.4	183.1	145.3	148.7	148.3	-1.5%	21.7%
Net Service Fee Income	1,245.5	1,209.9	1,150.2	1,033.4	931.9	2.9%	33.6%

Other operating income	539.4	553.1	442.3	317.5	410.2	-2.5%	31.5%

Loan loss provisions	(1,382.8)	(1,122.5)	(989.2)	(726.1)	(606.3)	23.2%	128.1%
Net Operating Revenue	5,660.2	5,026.8	4,218.3	4,248.3	4,096.0	12.6%	38.2%

Personnel expenses	(2,273.4)	(1,865.7)	(1,585.2)	(1,520.3)	(1,605.8)	21.9%	41.6%

Administrative expenses	(1,317.8)	(1,179.6)	(1,175.6)	(926.2)	(998.7)	11.7%	31.9%

Depreciation & Amortization	(122.0)	(87.8)	(76.3)	(68.4)	(95.0)	38.9%	28.5%

Other expenses	(1,043.2)	(866.1)	(925.1)	(712.9)	(745.1)	20.4%	40.0%

Operating income	903.8	1,027.6	456.0	1,020.4	651.4	-12.0%	38.7%

Profit of Associated companies and Joint ventures	-	-	-	-	-	-	-
Profit before income tax	903.8	1,027.6	456.0	1,020.4	651.4	-12.0%	38.7%

Income tax expense from continuing operations	-	-	-	-	-	-	-

Profit from continuing operations	903.8	1,027.6	456.0	1,020.4	651.4	-12.0%	38.7%

Profit/(loss) from discontinued operations	-	-	-	-	-	-	-

Income tax expense	(220.8)	(155.9)	(155.6)	(282.7)	(176.4)	41.6%	25.2%

Net income	683.0	871.6	300.5	737.8	475.1	-21.6%	43.8%
Attributable to owners of the parent company	706.8	867.4	270.7	722.6	467.6	-18.5%	51.2%

Attributable to non-controlling interests	(23.8)	4.2	29.7	15.1	7.5	-662.6%	-418.1%

Other comprehensive income, net of tax	228.7	7.1	204.8	22.2	5.0	-	-

Comprehensive income	911.7	878.8	505.3	760.0	480.1	3.8%	89.9%
Attributable to owners of the parent company	935.3	874.5	475.3	744.8	472.6	7.0%	97.9%

Attributable to non-controlling interests	(23.6)	4.2	29.9	15.2	7.5	-	-
ROAE	22.6%	22.4%	12.6%	20.6%	13.3%

ROAA	2.6%	2.7%	1.8%	3.3%	2.2%

Attributable Comprehensive Income in 4Q18 increased 97.9%, or AR$462.7 million YoY, to AR$935.3 million, and 7.0% QoQ, or AR$60.8 million.

Attributable Net Income in 4Q18 increased 51.2% YoY and down 18.5% QoQ. In the quarter, AR$231 million additional voluntary loan loss provisions (LLP) were made to increase the Coverage Ratio to 100.0% from 94.0% in 3Q18. The YoY performance was explained by higher Net Financial Income driven by investments in high-margin Central Bank securities and loan repricing in the commercial, retail and consumer finance portfolios. This was partially offset by salary increases during the quarter as agreed with the banking union to catch up with higher inflation in addition to those agreed in 3Q18, together with the additional loan loss provisions made to increase NPL coverage. Excluding the AR$ 231 million additional voluntary loan loss provisions, loan loss provisions would have remained stable sequentially and Attributable Net Income would have been AR$ 868.5 million, flat QoQ.

Reflecting seasonality, the Company’s net income was typically higher in the second half of the fiscal year compared to the first half. Similarly, the second and fourth quarters of the year were higher than the first and third quarters respectively. Until 2017 included, seasonality resulted mainly from having to absorb the impact in expenses of salary increases negotiated between the banking associations and the banking employees’ trade union since January, while revenues grew cumulatively monthly throughout the year as the loan portfolio seasoned. This seasonality changed since 2018, as salary increases were agreed to throughout the year to catch up with inflation increases, but only paid since the month of the agreement and not retroactively to the beginning of the year as in previous years.

Other Comprehensive Income in 4Q18 increased to AR$228.7 million from AR$5.0 million in 4Q17 and AR$7.1 million in 3Q18. This was mainly explained by the revaluation of properties in AR$ to record them at market value.

ROAE was 22.6% in 4Q18 compared to 13.3% in 4Q17 and 22.4% in 3Q18. The factors above detailed, explain the sequential increase in ROAE. The year-on-year comparison benefits from easier comparisons in 4Q17 when results were impacted by non-recurring higher than average special termination arrangements in connection with early retirement for a group of eligible employees which amounted to approximately AR$233 million.

ROAA was 2.6% in 4Q18 decreasing by 10 bps QoQ and increasing by 40 bps YoY.

Net Financial Income (Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI- & Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income was AR$ 5.3 billion, increasing by 56.5% YoY and 19.9% QoQ reflecting higher volume of assets and deposits, together with higher interest rates, despite some lagged repricing of loans to individuals, mitigating to some extent increased cost of funding and high levels of non-remunerated minimum reserve requirements.

Net Financial Income	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Net Interest Income	2,023.2	2,722.9	2,898.2	2,818.1	2,552.7	-25.7%	-20.7%

NIFFI & Exchange rate differences	3,235.0	1,663.4	716.8	805.5	807.4	94.5%	300.7%

Net Financial Income	5,258.1	4,386.2	3,615.0	3,623.6	3,360.1	19.9%	56.5%

Net Interest Income was AR$2.0 billion, decreasing by 20.7% YoY and 25.7% QoQ.

In 4Q18, AR$ loan portfolio repriced 1,050 bps in the quarter, while the average Badlar rate increased 1,310 bps in the quarter, following sharp increases in the monetary policy rate, therefore impacting cost of funds in the banking business portfolio and even more in the consumer finance portfolio.

Moreover, additional deposits to fund new investments in high margin 7-day Central Bank securities, resulted in higher interest expenses, impacting Net Interest Income, while yields from the investment in those securities held for trading purposes, are recorded in the Net Income from Financial Instruments -NIFFI- item. As of December 31, 2018, AR$11.3 billion of short-term securities issued by the Central Bank -7 day high-margin Leliqs- were held for trading purposes and accordingly valued at market price recording its profits in NIFFI while the cost of the higher balance of short-term interest-bearing liabilities raised to fund those investments, were recorded as interest expenses within Net Interest Income.

Below is a breakdown of the securities portfolio held as of December 31, 2018, between securities held for trading purposes, securities held to maturity, and securities available for sale, each one with a different accounting method.

Securities Breakdown [1](AR$ MM)	Dec 18

Held for trading	15,130.2

Government Securities	3,762.4

Securities Issued by the Central Bank	11,305.3

Corporate Securities	62.4

Held to maturity	4,173.4

Government Securities	4,130.7

Corporate Securities	42.7

Available for sale	119.6

Government Securities	119.6

Securities Issued by the Central Bank	-

Corporate Securities	10.4

Total	19,423.2

1.	Includes securities denominated in AR$ and U$S

Net Income from financial instruments and Exchange rate differences of AR$3.2 billion, up 300.7% YoY and 94.5% QoQ. Sequential performance mainly reflects higher income from holdings of securities issued by the Central Bank due to higher volumes of these securities held for trading as well as the ones held as reserve requirements, the increase in the average interest rate of such securities and an increase in Net Financial Income from U$S operations.

NIFFI & Exchange rate differences on gold and foreign currency						% Change

(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY

Income from:

- Government and corporate securities	318.5	704.8	554.6	303.8	230.7	-54.8%	38.1%

- Funding from Government and Corporate Securities	0.0	0.0	0.0	0.0	7.6	-	-

- Term Operations	(20.5)	400.9	(1,557.3)	(74.2)	1.8	-	-

- Participation in our securitization trusts	0.0	0.0	0.0	0.0	6.1	-	-

- Securities issued by the Central Bank	2,402.1	1,631.8	493.5	427.0	445.2	47.2%	439.6%

Subtotal	2,700.1	2,737.4	-509.3	656.5	691.3	-1.4%	290.6%

Exchange rate differences on gold and foreign currency	534.8	(1,074.1)	1,226.1	148.9	116.2	-	360.4%

Total	3,235.0	1,663.4	716.8	805.5	807.4	94.5%	300.7%

Net Financial Income from U$S operation was AR$330.6 million increasing by 15.9% QoQ. mainly explained by higher trading gains from retail Fx operations. As a result of the appreciation of the AR$ peso in the quarter, U$S liabilities to fund U$S asset and term operations registered AR$534.8 million in exchange rate differences which more than offset the loss of -AR$204.2 million from those Assets, -as shown below- also explained by the currency appreciation in the quarter.

Net Financial Income from U$S operations	4Q18	3Q18	QoQ
(In millions of Argentine Ps.)
Total Financial Income from U$S Operations	(204.2)	1,359.2
NIFFI	(97.1)	980.2
U$S Government Securities [3]	(76.5)	579.4
Term Operations	(20.5)	400.9
Interest Income	(107.1)	379.0
U$S Government Securities[2]	(107.1)	379.0

Exchange rate differences on gold and foreign currency	534.8	(1,074.1)

Net Financial Income from U$S Operations[1]	330.6	285.2	15.9%

1.	Includes gains on trading from retail Fx operations
2.	Securities held to maturity
3.	Securities held for trading

In 4Q18, Net financial margin (NFM) was 20.3% compared to 20.0% in 4Q17 and 18.2% in 3Q18. Net interest margin (NIM) was 18.5%, decreasing 150-bps from 4Q17 and 240-bps from 3Q18.

The Tables below provide further information about NIM breakdown corresponding to Loan Portfolio and Investment Portfolio, NFM in both AR$ and U$S, Average Assets and Average Liabilities, as well as interest rates both on assets and liabilities and market rates.

NIM Analysis	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ (bps)	YoY (bps)

Total NIM	18.5%	20.9%	19.2%	19.6%	20.0%	(247)	(153)

AR$ NIM	24.1%	21.6%	20.4%	22.7%	22.9%	249	116

U$S NIM	1.0%	18.8%	14.9%	8.4%	7.1%	(1,790)	(618)

Loan Portfolio	17.8%	16.6%	18.2%	19.8%	21.0%	122	(325)

AR$ NIM	22.5%	21.3%	22.3%	24.3%	25.3%	124	(279)

U$S NIM	4.9%	3.9%	4.4%	3.9%	3.5%	101	141

Investment Portfolio	20.5%	36.9%	25.1%	18.4%	15.3%	(1,634)	526

AR$ NIM	28.2%	22.5%	10.1%	13.5%	12.6%	571	1,563

U$S NIM	-20.0%	135.2%	116.5%	35.9%	28.0%	-	-
NFM - Net Financial Margin	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ (bps)	YoY (bps)

Total NFM	20.3%	18.2%	17.4%	19.9%	20.0%	208	27

AR$ NFM	23.9%	21.7%	19.3%	22.6%	21.0%	220	286

U$S NFM	9.1%	7.3%	10.8%	10.3%	15.2%	184	(609)

Until January 1, 2019, NIM includes interest income and interest expense, as well as results from investment portfolio, but does not include the exchange rate differences and net gains or losses from currency derivatives. For example, when the Company took peso denominated deposits and granted foreign currency loans, with a forward contract to hedge the currency mismatch, its NIM ratio did not include the hedge gain or loss, leading to an inaccurate rate. The same occurs when the Company took dollar denominated deposits to buy foreign currency securities, its NIM ratio did not include the exchange rate gain or loss from the liabilities adjustment. This explains the negative U$S NIM on the investment portfolio in 4Q18. The NFM ratio captures all the components of the Company’s financial margin and is more accurate and representative of its financial margin and spreads.

NFM expansion in the quarter combines higher margins from the Loan Portfolio as loans continued to reprice and from AR$ Investment portfolio with higher Central Bank notes rates. This was partially offset by higher cost of funds.

Average Assets	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ (bps)	YoY (bps)

Total Interest Earning Assets (IEA)	100.0%	100.0%	100.0%	100.0%	100.0%

AR$ (as % of IEA)	75.7%	75.9%	78.4%	78.3%	81.4%	(21)	(572)

U$S (as % of IEA)	24.3%	24.1%	21.6%	21.7%	18.6%	21	572

Loan Portfolio (as % of IEA)	75.7%	78.3%	85.4%	85.5%	81.7%	(261)	(601)

AR$ (as % of Loan Portfolio)	73.0%	72.7%	77.1%	78.4%	80.6%	28	(763)

U$S (as % of Loan Portfolio)	27.0%	27.3%	22.9%	21.6%	19.4%	(28)	763

Investment Portfolio (as % of IEA)	24.3%	21.5%	14.5%	14.2%	17.8%	277	643

AR$ (as % of Investment Portfolio)	84.1%	87.2%	86.1%	78.6%	84.6%	(311)	(47)

U$S (as % of Investment Portfolio)	15.9%	12.8%	13.9%	21.4%	15.4%	311	47
Average Liabilities	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ (bps)	YoY (bps)
Total Interest Bearing Deposits & Low & Non-Interest Bearing Deposits	100.0%	100.0%	100.0%	100.0%	100.0%	(0)	(0)

AR$	66.0%	66.7%	73.8%	73.3%	75.2%	(71)	(917)

U$S	34.0%	33.3%	26.2%	26.7%	24.8%	71	917

Total Interest-Bearing Liabilities	66.1%	64.5%	59.5%	55.5%	55.9%	160	1,015

AR$	73.5%	73.9%	83.0%	80.8%	81.4%	(44)	(791)

U$S	26.5%	26.1%	17.0%	19.2%	18.6%	44	791

Low & Non Interest Bearing Deposits	33.9%	35.5%	40.5%	44.5%	44.1%	(160)	(1,015)

AR$	51.4%	53.6%	60.3%	64.0%	67.3%	(217)	(1,586)

U$S	48.6%	46.4%	39.7%	36.0%	32.7%	217	1,586

Interest Rates	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ (bps)	YoY (bps)

Interest earned on Loans	42.1%	33.8%	30.9%	29.7%	30.4%	830	1,171

AR$	55.0%	44.2%	38.4%	36.0%	35.7%	1,082	1,931

U$S	7.2%	6.1%	5.6%	4.7%	4.9%	112	229

Yield on Investment Portfolio	48.2%	57.1%	39.0%	28.1%	24.6%	(892)	2,357

AR$	60.6%	45.4%	26.1%	25.7%	23.7%	1,529	3,694

U$S	-17.8%	137.3%	117.7%	36.9%	29.3%	NA	NA

Cost of Funds	22.8%	17.0%	14.0%	10.9%	10.3%	577	1,246

AR$	33.8%	24.8%	18.6%	14.6%	14.4%	899	1,932

U$S	1.5%	1.5%	1.1%	0.9%	0.9%	(1)	57
Market Interest Rates	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ (bps)	YoY (bps)

Monetary Policy Rate (eop)	65.4%	48.0%	35.7%	27.5%	27.9%	1,741	3,750

Monetary Policy Rate (avg)	59.3%	65.0%	40.0%	27.3%	28.8%	(575)	3,050

Badlar Interest Rate (eop)	49.5%	43.3%	32.7%	22.6%	23.3%	620	2,625

Badlar Interest Rate (avg)	50.2%	37.1%	27.3%	22.9%	22.5%	1,310	2,772

TM20 (eop)	51.7%	44.1%	33.9%	22.6%	23.7%	760	2,801

TM20 (avg)	53.4%	38.7%	28.6%	23.4%	23.4%	1,470	3,000

The Table below provides further information about Interest-Earning Assets and Interest-Bearing Liabilities. While assets continued to reprice, cost of funds increased slightly faster.

Interest Earning Assets	4Q18		3Q18		2Q18			1Q18		4Q17
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate		Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio

Government and Corporate Securities[1]	10,113.1	21.6%	6,567.3	65.9%	3,721.1	60.8%		3,779.0	32.0%	4,912.7	22.3%

Securities Issued by the Central Bank [2]	15,062.3	66.0%	14,183.7	53.0%	8,354.6	29.2%		6,616.7	25.9%	7,101.8	26.2%
Total Investment Portfolio	25,175.4	48.2%	20,751.0	57.1%	12,075.7	39.0%		10,395.7	28.1%	12,014.5	24.6%

Loans

Loans to the Financial Sector	619.8	91.8%	458.7	73.3%	1,122.5	49.3%		488.4	28.5%	360.1	23.7%

Overdrafts	5,677.0	76.2%	4,962.4	59.8%	5,256.5	39.6%		4,678.8	35.3%	4,221.9	35.9%

Promissory Notes	7,365.6	62.6%	7,760.1	45.6%	9,175.7	32.9%		8,743.4	29.1%	8,606.4	26.7%

Mortgage loans	4,961.1	65.1%	4,226.7	44.2%	3,223.8	35.5%		2,066.5	29.6%	1,101.1	24.5%

Automobile and Other Secured Loans	1,637.4	22.7%	1,644.7	28.5%	1,137.8	57.4%	[4]	345.8	22.6%	264.7	20.3%

Retail Banking Personal Loans	13,733.9	46.8%	13,472.1	42.8%	12,806.8	42.8%		11,971.8	41.2%	11,530.3	37.9%

Consumer Finance Personal Loans	5,585.2	55.9%	5,936.5	54.9%	6,057.6	56.3%		5,716.4	58.6%	5,440.7	64.7%

Corporate Unsecured Loans	7,463.2	56.4%	6,983.4	37.4%	6,398.5	27.3%		6,120.5	25.8%	4,993.0	26.6%

Retail Banking Credit Card Loans	6,184.0	42.8%	6,019.3	32.3%	5,710.6	28.6%		5,386.9	27.0%	5,010.6	28.2%

Consumer Finance Credit Card Loans	2,510.5	44.2%	2,178.3	38.6%	2,493.4	33.8%		2,449.5	34.8%	1,578.5	53.2%

Receivables from Financial Leases	3,481.2	28.5%	3,313.2	24.6%	2,914.5	22.6%		2,603.0	22.9%	2,356.0	23.0%
Total Loans excl. Foreign trade and U$S loans[3]	59,218.9	53.4%	56,955.4	42.9%	56,297.7	37.7%		50,571.0	35.2%	45,463.4	35.7%

Foreign Trade Loans & U$S loans	19,305.2	7.3%	18,599.7	5.9%	14,588.0	5.6%		12,171.0	5.0%	9,561.0	4.9%
Total Loans	78,524.2	42.1%	75,555.2	33.8%	70,885.7	31.1%		62,742.0	29.3%	55,024.3	30.4%

Securities Issued by the Central Bank in Repo Transaction	48.4	62.8%	145.8	37.0%	51.7	14.6%		246.8	28.2%	310.9	26.7%
Total Interest-Earning Assets	103,748.0	43.6%	96,451.9	38.8%	83,013.1	32.2%		73,384.5	29.1%	67,349.8	29.3%

1.

In 4Q18 AR$776 million corresponds to Government Securities held by Grupo Supervielle In 3Q18 AR$164 million corresponds to Government Securities held by Grupo Supervielle. Decreasing yield on Government and Corporate Securities reflects losses in AR$ in the USD investment portfolio following the decline of the FX QoQ.

2.	In 3Q18, 2Q18 and 1Q18, AR$ 1.6 billion, AR$1.9 billion and AR$ 4.1 respectively corresponds to Securities Issued by the Central Bank held by Grupo Supervielle.
3.	In 4Q18, 3Q18, 2Q18, 1Q18 and 4Q17 include AR$ 1.9 billion, AR$2.0 billion, AR$ 1.6 billion, and AR$ 1.4 billion respectively of U$S loans.
4.	Includes adjustments of the valuation of MILA Portfolio at the time of the acquisition. 2Q18 rate excluding MILA impact was 25.2%

Interest Bearing Liabilities & Low & Non-Interest Bearing Deposits	4Q18		3Q18		2Q18		1Q18		4Q17
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate

Time Deposits	26,774.1	37.3%	23,546.8	25.4%	18,203.6	20.0%	15,752.7	18.1%	14,245.5	17.0%

AR$ Time Deposits	22,043.6	44.9%	19,101.0	31.0%	15,854.1	22.8%	13,858.4	20.5%	12,566.1	19.2%

Fx Time Deposits	4,730.6	1.7%	4,445.8	1.7%	2,349.6	1.0%	1,894.3	0.7%	1,679.4	0.8%
Special Checking Accounts	27,849.8	32.7%	21,457.3	27.0%	10,885.1	21.8%	6,067.9	13.2%	7,985.7	15.4%

AR$ Special Checking Accounts	21,567.1	42.1%	16,863.7	34.2%	8,350.2	28.2%	3,905.1	20.2%	5,602.2	21.7%

Fx Special Checking Accounts	6,282.6	0.4%	4,593.6	0.5%	2,534.9	0.5%	2,162.7	0.4%	2,383.5	0.6%

Borrowings from Other Fin. Inst. & Medium Term Notes	19,560.6	34.8%	19,170.1	27.8%	16,132.6	29.8%	13,916.3	24.9%	10,790.0	23.5%

Subordinated Loans and Negotiable Obligations	1,355.5	7.0%	1,169.8	7.1%	854.5	7.4%	717.4	7.0%	1,024.9	9.1%
Total Interest-Bearing Liabilities	75,540.1	34.4%	65,344.0	26.3%	46,075.8	23.6%	36,454.4	19.7%	34,046.0	18.4%

Low & Non-Interest Bearing Deposits

Savings Accounts	21,340.8	0.3%	20,420.1	0.2%	18,136.1	0.1%	17,332.1	0.1%	15,562.0	0.0%

AR$ Savings Accounts	10,564.5	0.5%	10,632.8	0.3%	10,713.0	0.2%	11,016.0	0.2%	10,463.3	0.0%

Fx Savings Accounts	10,776.3	0.0%	9,787.3	0.0%	7,423.2	0.0%	6,316.1	0.0%	5,098.7	0.0%
Checking Accounts	17,406.5		15,469.3		13,195.6		11,933.9		11,245.0

AR$ Checking Accounts	9,362.9		8,603.5		8,175.5		7,700.8		7,574.5

Fx Checking Accounts	8,043.7		6,865.8		5,020.1		4,233.1		3,670.4
Total Low & Non-Interest Bearing Deposits	38,747.4		35,889.4		31,331.7		29,266.0		26,807.0

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	114,287.4	22.8%	101,233.4	17.0%	77,407.5	14.1%	65,720.4	10.9%	60,853.0	10.3%

While the yield of total interest-earning assets increased 480 bps, total interest-bearing liabilities and low liabilities cost, was up 580 bps.

Yield on interest-earning assets includes interest income on loans as well as results from the Company´s AR$ and dollar denominated investment portfolio. Yield on interest-bearing liabilities includes interest expenses but it does not include the exchange rate differences and net gains or losses from currency derivatives or from the adjustment to FX fluctuation of the FX liabilities. In 4Q18, the reflected yield on interest-bearing liabilities is missing the positive impact of the decline in the FX rate as of December 31, 2018 compared to the Fx rate as of September 30, 2018, and then shows an inaccurate rate in this table. The full impact is seen considering also the Exchange rate differences on gold and foreign currency line in the income statement.

Assets & Liabilities. Repricing dynamics.

ASSETS	Dec 18		Sep-18		June 18		March 18

AR$	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets
Total AR$ Assets	185		198		200		186
Cash	5	11%	7	14%	2	7%
Cash (without interest rate risk)		7%		6%		5%		10%
Government & Corporate Securities	154	15%	189	17%	117	18%	74	13%
Total AR$ Loans	235	54%	244	53%	243	58%	234	63%
Prommisory Notes	60	7%	71	8%	50	9%	60	12%
Corporate Unsecured Loans	128	7%	113	7%	135	8%	139	9%
Mortgage	28	5%	28	5%	31	5%	28	4%
Personal Loans	524	19%	544	20%	538	21%	531	22%
Auto Loans	444	1%	464	1%	454	1%	356	1%
Credit Cards	107	9%	108	9%	113	10%	87	11%
Overdraft	16	5%	14	6%	20	5%	60	6%
Other Loans	99	1%	137	0%	106	1%	106	1%
Receivable From Financial Leases	438	2%	458	3%	480	3%	567	3%
Other Assets (without interest rate risk)		6%		4%		5%		5%
U$S	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets
Total U$S Assets	273		304		289		458
Cash	5	15%	3	14%	2	15%
Cash (without interest rate risk)		22%		20%		14%		24%
Government & Corporate Securities	161	9%	425	5%	232	2%	656	7%
Total U$S Loans	364	46%	363	52%	342	59%	421	64%
Receivable From Financial Leases	662	3%	695	3%	720	3%	769	2%
Other Assets (without interest rate risk)		3%		4%		6%		4%
LIABILITIES
AR$	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total AR$ Liabilities	Avg. Repricing (days)	% of total AR$ Liabilities	Avg. Repricing (days)	% of total AR$ Liabilities
Total AR$ Liabilities	43		33		52		44
Deposits	25	75%	16	78%	27	75%	37	69%
Private Sector Deposits	25	72%	16	74%	28	71%	38	66%
Checking Accounts (without interest rate risk)		29%		26%		31%		30%
Special Checking Accounts	5	17%	3	27%	2	16%	3	10%
Time Deposits	37	28%	33	21%	45	24%	50	27%
Public Sector Deposits	18	4%	11	4%	12	4%	17	3%
Other Sources of funding	81	20%	98	18%	101	21%	66	25%
Other Liabilities (without interest rate risk)		4%		3%		4%		6%
U$S	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities
Total U$S$ Liabilities	113		126		139		181
Deposits	29	76%	35	71%	32	71%	40	80%
Private Sector Deposits	29	57%	35	53%	32	52%	40	58%
Checking Accounts (without interest rate risk)		38%		38%		338%		45%
Special Checking Accounts	5	7%	3	3%	2	4%	3	2%
Time Deposits	43	12%	42	12%	43	10%	48	11%
Public Sector Deposits	21	19%	20	19%	15	19%	15	22%
Other Sources of funding		0%	82	24%	87	22%	76	15%
Subordinated Negotiable Obligations	771	3%	862	2%	952	3%	1,043	4%

Portfolio repricing dynamics as of December 31, 2018, show that while AR$ liabilities reprice in an average of 43 days, AR$ total Assets are fully repriced in 185 days, and AR$ loans are fully repriced in an average term of approximately 235 days, decreasing 9 days from repricing dynamics shown as of September 30, 2018.

Interest Income

Interest income rose by 104.2% YoY to AR$8.4 billion in 4Q18 and 22.8% QoQ.

Interest Income						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Interest on/from:

- Cash and Due from banks	1.9	2.8	2.6	0.0	0.0	-32.1%	-

- Loans to the financial sector	30.7	84.1	40.2	34.8	21.5	-63.5%	42.7%

- Overdrafts	1,082.1	741.6	520.2	413.3	379.3	45.9%	185.3%

- Promissory notes	1,152.9	884.7	754.3	635.0	575.0	30.3%	100.5%

- Mortgage loans	807.1	466.8	286.3	152.7	67.5	72.9%	1096.0%

- Automobile and other secured loans	93.1	117.2	163.3	19.6	13.4	-20.6%	593.9%

- Personal loans	2,387.3	2,256.0	2,226.6	2,072.1	1,885.8	5.8%	26.6%

- Corporate unsecured loans	1,052.9	653.8	436.5	394.2	332.3	61.0%	216.8%

- Credit cards loans	939.2	696.2	618.8	576.8	562.7	34.9%	66.9%

- Foreign trade loans & US loans	353.9	275.0	204.3	151.7	117.7	28.7%	200.7%

- Leases	247.7	203.9	164.6	149.0	135.6	21.5%	82.7%

- Other receivables from financial transactions	-	-	-	-	6.2	-	-

- Other	246.0	454.0	151.3	17.4	13.3	-45.8%	NA

Total	8,394.8	6,835.9	5,568.9	4,616.8	4,110.3	22.8%	104.2%

The YoY increase in interest income mainly reflected the following increases:

•	30.3% in average loan volumes excluding Foreign trade and U$S loans, surpassing the 25.5% growth in industry AR$ loans,

•	101.9% in average Foreign trade and U$S loans, below the 126.9% growth in system U$S loans,

•

1,770 bps in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while the average interest rate on foreign trade and US dollar denominated loans increased 240 bps, and

•	Higher results from investments securities held to maturity or available for sale, recorded in the interest income statement at amortized cost.

Yo Y main changes		4Q18	4Q17	Change
				AR$ - bps	%
	Avg. Balance	5,677	4,222	1,455	34.5%
Overdrafts
	Yield	76.2%	35.9%	4,031

	Avg. Balance	7,366	8,606	(1,241)	-14.4%
Promissory Notes
	Yield	62.6%	26.7%	3,588

	Avg. Balance	4,961	1,101	3,860	350.5%
Mortgage loans
	Yield	65.1%	24.5%	4,056

	Avg. Balance	13,734	11,530	2,204	19.1%
Retail Banking Personal Loans
	Yield	46.8%	37.9%	888

	Avg. Balance	5,585	5,441	145	2.7%
Consumer Finance Personal Loans
	Yield	55.9%	64.7%	(876)

	Avg. Balance	7,463	4,993	2,470	49.5%
Corporate Unsecured Loans
	Yield	56.4%	26.6%	2,980

	Avg. Balance	6,184	5,011	1,173	23.4%
Retail Banking Credit Card Loans
	Yield	42.8%	28.2%	1,466

	Avg. Balance	2,510	1,578	932	59.0%
Consumer Finance Credit Card Loans
	Yield	44.2%	53.2%	(902)

	Avg. Balance	3,481	2,356	1,125	47.8%
Receivables from Financial Leases
	Yield	28.5%	23.0%	544

	Avg. Balance	19,305	9,561	9,744	101.9%
Foreign Trade Loans & U$S loans
	Yield	7.3%	4.9%	241

The QoQ increase in interest income was mainly due to the following increases:

•	4.0% in average loan volumes, excluding Foreign trade and U$S loans, while system loan growth remained flat, and

•

1,050 bps in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while the average interest rate on foreign trade and US dollar denominated loans increased 140 bps.

QoQ main changes		4Q18	3Q18	Change
				AR$ - bps	%
	Avg. Balance	5,677	4,962	715	14.4%
Overdrafts
	Yield	76.2%	59.8%	1,647

	Avg. Balance	7,366	7,760	(395)	-5.1%
Promissory Notes
	Yield	62.6%	45.6%	1,700

	Avg. Balance	4,961	4,227	734	17.4%
Mortgage loans
	Yield	65.1%	44.2%	2,090

	Avg. Balance	13,734	13,472	262	1.9%
Retail Banking Personal Loans
	Yield	46.8%	42.8%	400

	Avg. Balance	5,585	5,936	(351)	-5.9%
Consumer Finance Personal Loans
	Yield	55.9%	54.9%	102

	Avg. Balance	7,463	6,983	480	6.9%
Corporate Unsecured Loans
	Yield	56.4%	37.4%	1,898

	Avg. Balance	6,184	6,019	165	2.7%
Retail Banking Credit Card Loans
	Yield	42.8%	32.3%	1,051

	Avg. Balance	2,510	2,178	332	15.3%
Consumer Finance Credit Card Loans
	Yield	44.2%	38.6%	562

	Avg. Balance	3,481	3,313	168	5.1%
Receivables from Financial Leases
	Yield	28.5%	24.6%	385

	Avg. Balance	19,305	18,600	705	3.8%
Foreign Trade Loans & U$S loans
	Yield	7.3%	5.9%	142

Interest Expenses

Interest expenses increased 309.1% YoY to AR$6.4 billion in 4Q18, and 54.9% QoQ.

Interest Expenses						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Interest on:

- Checking and Savings Accounts	15.1	8.9	6.0	5.4	1.1	69.7%	1243.9%

- Special Checking Accounts	2,277.7	1,450.2	592.6	199.6	306.5	57.1%	643.1%

- Time Deposits	2,493.3	1,476.2	910.5	714.5	577.2	68.9%	332.0%

- Other Liabilities from Financial Transactions	1,227.9	989.3	983.7	758.8	536.6	24.1%	128.8%

- Financing from the Financial Sector	295.0	140.9	107.5	56.1	59.6	109.4%	394.7%

- Subordinated Loans and Negotiable Obligations	23.7	20.6	15.7	12.5	23.3	14.7%	1.5%

- Other	39.0	27.0	54.8	51.7	53.2	44.4%	-26.7%
Total	6,371.6	4,113.1	2,670.7	1,798.7	1,557.6	54.9%	309.1%

The YoY increase in interest expenses mainly reflected the following changes:

•

A 121.9% increase in average interest-bearing liabilities, which represented 66.1% of Total interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits compared to 55.9% in 4Q17. This was as a consequence of the increase in deposits, principally in higher wholesale and institutional deposits raised to fund increased investments in Central Bank 7-day high-margin Leliqs, together with higher levels of regulatory minimum reserve requirements.

•

A 1,600 basis point increase in the average nominal rate of Interest-Bearing Liabilities to 34.4%, following the increase in market interest rates while funds raised were invested in Central Bank securities at higher rates. This was partially offset by a 44.5% increase in Low or Non-interest-bearing deposits. Cost of funds increased 1,250 bps YoY.

YoY main changes			4Q18	4Q17	Change
					AR$ - bps	%
	Avg. Balance		22,044	12,566	9,477	75.4%
AR$ Time Deposits	% of Total Liabilities		19.3%	11.0%
	Interest paid		44.9%	19.2%	2,573
	Avg. Balance		4,731	1,679	3,051	181.7%
Fx Time Deposits	% of Total Liabilities		4.1%	1.5%
	Interest paid		1.7%	0.8%	92
	Avg. Balance		21,567	5,602	15,965	285.0%
AR$ Special Checking Accounts	% of Total Liabilities		18.9%	4.9%
	Interest paid		42.1%	21.7%	2,042
	Avg. Balance		6,283	2,384	3,899	-
Fx Special Checking Accounts	% of Total Liabilities		5.5%	2.1%
	Interest paid	-	0.4%	-	-	-
Borrowings from Other Fin. Inst. & Medium Term Notes	Avg. Balance		19,561	10,790	8,771	81.3%
	% of Total Liabilities		17.1%	9.4%
	Interest paid		34.8%	23.5%	1,129
	Avg. Balance		21,341	15,562	5,779	37.1%
Savings Accounts	% of Total Liabilities		18.7%	13.6%
	Interest paid		0.3%	0.0%	25
	Avg. Balance		17,407	11,245	6,162	54.8%
Checking Accounts	% of Total Liabilities		15.2%	9.8%
	Interest paid	-	-	-	-	-
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance		114,287	60,853	53,434	87.8%

Cost of Funds	Interest paid		22.8%	10.3%	1,246

The QoQ increase in interest expenses mainly reflected the following changes:

•

A 15.6% increase in average interest-bearing liabilities, which represents 66.1% of Total Interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits compared to 64.5% in 3Q18. This was the result of the increase in deposits, principally wholesale and institutional deposits raised to fund higher investments in Central Bank 7-day high-margin Leliqs, together with higher levels of regulatory minimum reserve requirements.

•

A 810 basis point increase in the average nominal rate of Interest-Bearing Liabilities to 34.4%, following the increase in market interest rates while funds raised were invested in Central Bank securities at higher rates. This was partially offset by an 8.0% increase in Low or Non-interest-bearing deposits. Cost of funds increased 577 bps QoQ. This change is before including the positive impact of the QoQ appreciation of the currency on Fx liabilities.

QoQ main changes			4Q18	3Q18	Change
					AR$ - bps	%
	Avg. Balance		22,044	19,101	2,943	15.4%
AR$ Time Deposits	% of Total Liabilities		19.3%	16.7%
	Interest paid		44.9%	31.0%	1,393
	Avg. Balance		4,731	4,446	285	6.4%
Fx Time Deposits	% of Total Liabilities		4.1%	3.9%
	Interest paid		1.7%	1.7%	(5)
	Avg. Balance		21,567	16,864	4,703	27.9%
AR$ Special Checking Accounts	% of Total Liabilities		18.9%	14.8%
	Interest paid		42.1%	34.2%	789
	Avg. Balance		6,283	4,594	1,689	-
Fx Special Checking Accounts	% of Total Liabilities		5.5%	4.0%
	Interest paid	-	0.4%	0.5%	-	-
Borrowings from Other Fin. Inst. & Medium Term Notes	Avg. Balance		19,561	19,170	390	2.0%
	% of Total Liabilities		17.1%	16.8%
	Interest paid		34.8%	27.8%	702
	Avg. Balance		21,341	20,420	921	4.5%
Savings Accounts	% of Total Liabilities		18.7%	17.9%
	Interest paid		0.3%	0.2%	11
	Avg. Balance		17,407	15,469	1,937	12.5%
Checking Accounts	% of Total Liabilities		15.2%	13.5%
	Interest paid	-	-	-	-	-
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance		114,287	101,233	13,054	12.9%

Cost of Funds	Interest paid		22.8%	17.0%	577

Net Service Fee Income

Net service fee income (excluding Income from Insurance Activities) for 4Q18 totaled AR$1.1billion, increasing 35.9% YoY and 3.7% QoQ.

Net Service Fee Income						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Income from:

Deposit Accounts	541.2	498.8	478.5	443.8	376.3	8.5%	43.8%

Loan Related	70.0	65.9	63.7	46.7	62.4	6.2%	12.2%

Comissions for foreign trade transactions	33.9	50.4	45.5	43.9	55.5	-32.7%	-38.9%

Credit cards commissions	485.5	462.2	452.8	410.8	406.7	5.0%	19.4%

Leasing commissions	31.3	29.7	22.6	20.2	38.8	5.3%	-19.4%

Other	225.8	212.0	199.3	187.3	87.1	6.5%	159.4%
Total Fee Income	1,387.8	1,319.0	1,262.4	1,152.7	1,026.8	5.2%	35.2%

Expenses:

Commissions paid	-312.4	-285.5	-252.2	-262.9	-235.0	9.4%	33.0%

Exports and foreign currency transactions	-10.3	-6.7	-5.3	-5.2	-8.1	54.7%	27.2%
Total Fee Expenses	-322.7	-292.2	-257.5	-268.1	-243.1	10.5%	32.8%

Net Services Fee Income	1,065.1	1,026.9	1,004.9	884.6	783.7	3.7%	35.9%

The main contributors to service fee income in 4Q18 were deposit accounts and credit cards commissions, each representing 39% and 35% respectively of the total.

The 35.2% YoY rise in service fee income was driven mainly by the following increases:

•   43.8%, or AR$ 164.9 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account,

•   19.4%, or AR$ 78.9 million YoY, in Credit cards reflecting a deceleration in business volume as well as the reduction in credit card and debit card merchant discount rates (“MDR”). The maximum MDR for 2018 was 1.85% (compared to 2.0% in 2017), and the maximum debit card sales commissions for 2018 was 0.90% (compared to 1.0% in 2017), and

•   159.4%, or AR$138.8 million, in other commissions

Net Service Fee Income * Excludes income from insurance activities

The 5.2% QoQ increase in service fee income is explained by the following increases:

•	8.5%, or AR$ 42.4 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account,

•	5.0%, or AR$ 23.3 million, in credit cards, and

•	6.5% or AR$ 13.9 million, in other commissions.

Service fee expenses increased 32.8% YoY and 10.5% QoQ to AR$322.7 million in 4Q18, primarily due to the increase in Commissions paid reflecting higher business volumes and higher costs paid to the credit and debit cards’ processors.

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. At year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, following a Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and only contract new credit related insurances for mortgages loans.

Income from insurance activities for 4Q18 amounted to AR$180.4 million, increasing 21.7% YoY and decreasing 1.5% QoQ. The QoQ decline reflects normal company seasonal claims ratio curve in the quarter following IBNR (Incurred but not Recorded Expenses) guidelines.

Gross written premiums were up 7.3% QoQ, with non-credit related policies increasing AR$26.5 million, or 11.0%, while credit-related policies decreased AR$7.7 million or 48.5% in the quarter, reflecting the run-off of this product.

2Q18 claims paid included extraordinary provisions to adapt to the new regime under IBNR guidelines. Since 2Q18, as Supervielle Seguros has finalized the required first three full fiscal years of operations, the company is following the guidelines established by IBNR.

Loan Loss Provisions

Loan loss provisions totaled AR$1.4 million in 4Q18, up 128.1% YoY and 23.2% QoQ.

The 128.1% YoY increase in loan loss provisions reflects the 32.1% growth of the loan portfolio, a further deterioration in asset quality in the Consumer Finance Segment, and to a lesser extent, in the retail and corporate banking segments following the current recession, and the increase in the coverage ratio from 88.0% in 4Q17 to 100.0% in 4Q18. The 23.2% QoQ mainly reflects the additional AR$ 231 million voluntary loan loss provisions made to increase coverage in 4Q18. Excluding those additional loan loss provisions, loan loss provisions would have been almost flat from the 3Q18 levels.

Cost of risk was 7.0% in 4Q18. When excluding the additional AR$ 231 million voluntary loan loss provisions made to increase coverage in 4Q18, cost of risk would have remained flat from the 3Q18 cost of risk.

Coverage increased to 100.0% in 4Q18 from 88.0% in 4Q17 and 94.0% in 3Q18.

In the Consumer Finance Segment higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in NPL creation levels in 3Q18 compared to 2Q18. However very high levels of inflation in 4Q18 caused NPL creation to increase above the 3Q18 levels but remaining below the 2Q18 peak.

The NPL ratio increased 100 bps YoY and 40 bps QoQ to 4.1% in 4Q18. The retail banking segment registered a 90-day delinquency ratio of 2.0% in 4Q18, well below its NPL ratio of 3.3% as a consequence of the high percentage of customers receiving their monthly income in the Bank and reflecting a better performance of these clients with the Bank than with the rest of the system. By contrast, the Consumer Finance Segment NPL ratio was 19.4% increasing by 90 bps QoQ due to a combination of mainly a decrease in loan portfolio origination and some deterioration in asset quality following the increase in inflation which impacted consumers disposable income in the last quarter of the year.

The table below shows a +30 days delinquency 3-month vintage of the month over month origination in Consumer Finance:

Month of disbursement	Total Loans	Loans to Open Market Customers	Loans to Existing Customers

Jan 17	4.3%	4.8%	4.0%

Feb 17	5.5%	5.3%	5.6%

Mar 17	4.3%	5.3%	3.8%

Apr 17	3.8%	4.7%	3.2%

May 17	3.0%	4.1%	2.4%

Jun 17	3.2%	4.1%	2.7%

Jul 17	3.8%	5.9%	2.7%

Aug 17	3.5%	4.8%	2.8%

Sep 17	4.1%	5.6%	3.3%

Oct 17	5.0%	5.8%	4.7%

Nov 17	4.0%	4.8%	3.5%

Dec 17	4.7%	6.4%	3.7%

Jan 18	4.4%	6.2%	3.7%

Feb 18	5.0%	6.5%	4.1%

Mar 18	3.9%	5.2%	3.2%

Apr 18	3.2%	4.6%	2.5%

May 18	2.8%	4.9%	1.8%

Jun 18	1.4%	2.0%	1.3%

Jul 18	2.4%	3.0%	2.2%

Aug 18	2.0%	3.6%	1.8%

Sep 18	3.5%	3.8%	3.4%

Oct 18	2.7%	4.1%	2.2%

Nov 18	3.3%	4.7%	2.8%

Consumer Finance Loans disbursed since March 2018, showed lower delinquency than loans disbursed in previous months, reflecting the tightening of credit scoring standards in place since 1Q18. Nevertheless, as a consequence of high levels of inflation recorded between September and November, delinquency levels showed an increase but remained well below the levels registered as of February 2018.

Efficiency, Personnel, Administrative & Other Expenses

Personnel & Administrative Expenses						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY

Personnel Expenses	2,273.4	1,865.7	1,585.2	1,520.3	1,605.8	21.9%	41.6%

Administrative expenses	1,317.8	1,179.6	1,175.6	926.2	998.7	11.7%	31.9%

Directors’ and Statutory Auditors’ Fees	36.9	42.1	36.1	20.7	33.6	-12.4%	9.8%

Other Professional Fees	452.2	327.6	324.6	257.6	262.9	38.1%	72.0%

Advertising and Publicity	68.8	86.2	116.6	60.6	90.2	-20.2%	-23.8%

Taxes	254.7	210.6	224.1	186.1	199.6	20.9%	27.6%

Other	505.2	513.0	474.2	401.2	412.3	-1.5%	22.5%
Total Personnel & Administrative Expenses	3,591.2	3,045.2	2,760.9	2,446.5	2,604.5	17.9%	37.9%

Total Employees	5,307	5,281	5,451	5,406	5,320	0.5%	-0.2%

Branches & Sales Points	344	368	368	340	326	-6.5%	5.5%
Efficiency Ratio	61.9%	59.3%	66.3%	59.0%	68.2%

The efficiency ratio was 61.9% in 4Q18, improving from 68.2% in 4Q17.

On a QoQ basis, the efficiency ratio rose from 59.3% in 3Q18, reflecting the 18.5% increase in personnel & administrative expenses and D&A, while revenues rose 13.6%.

The YoY increase in personnel expenses was mainly explained by salary increases:

•	A 5.3% additional rise in the average salary applied retroactively since January 2017, as catch up for 2017 inflation. This was as a consequence of the trigger clause in the last quarter of 2017,

•

A 15% rise in the average salary of the Bank’s personnel and a fixed amount paid to employees, resulting from the collective bargaining agreement between Argentine banks and the labor union reached in 2Q18, but partially applied retroactively since January 2018. This agreement called for an increase of 15% (10% applied since January 2018, and the remaining 5% applied since May 2018),

•	5% in the average salary of the Bank’s personnel applied since July 2018,

•	8% in the average salary of the Bank’s personnel (4% applied since August 2018, and the remaining 4% applied since September 2018),

•	12% in the average salary of the Bank’s personnel applied since October 2018,

•	3.9% in the average salary of the Bank’s personnel applied since November 2018,

•	3.7% in the average salary of the Bank’s personnel applied since December 2018, and

•	Salary increases, (not at the same level as the banking labor union) implemented at the Company’s other subsidiaries during last twelve months.

The employee base was 5,307 decreasing 0.2% YoY reflecting a combination of the reorganization in the consumer finance unit implemented in 3Q18 and 4Q18 but partially offset by the increase in employees following the 2Q18 acquisitions of Microlending S.A (¨MILA¨) and InvertirOnline.com (¨IOL¨). Sequentially, the employee base increased 0.5%.

The QoQ increase in personnel expenses was due to the abovementioned salary increases in the quarter as well as the full impact in 4Q18 of the salary increases agreed along the 3Q18.

The YoY rise in administrative expenses to AR$1.3 billion was mainly driven by the following increases:

•	72.0%, or AR$189.3 million, in other professional fees,

•	22.5%, or AR$92.8 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$504.9 million in 4Q18, and

•	27.6% or AR$55.1 million, in taxes.

On a QoQ basis, administrative expenses increased 11.7% mainly due to the increase in other professional fees which was partially offset by lower advertising and publicity expenses and a decrease in other expenses.

Other Operating Income (expenses), net and D&A

During 4Q18, Other Operating Expenses, net was AR$ 625.8 million increasing 45.6% YoY and 56.1% QoQ.

D&A amounted to AR$122.0 million in 4Q18 increasing 28.5% YoY and 38.9% QoQ. D&A increases follows revaluation made to properties, as well as the annual amortization rate made in 4Q18 on intangible assets from the two company acquisitions made in the year.

Other Income, Net and D&A						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Other Operating Income	539.4	553.1	442.3	317.5	410.2	-2.5%	31.5%

Other Expenses	-1,043.2	-866.1	-925.1	-712.9	-745.1	20.4%	40.0%

Other Operating Income, Net	-503.8	-313.0	-482.8	-395.4	-334.9	61.0%	50.4%

Depreciation & Amortization	-122.0	-87.8	-76.3	-68.4	-95.0	38.9%	28.5%

Total	(625.8)	(400.9)	(559.1)	(463.9)	(429.8)	56.1%	45.6%

Other Comprehensive Income, net of tax

During 4Q18, Other Comprehensive Income, net of tax was AR$228.7 million. This reflects mainly the revaluation of properties together with the difference between the amortized cost and the market value of financial instruments held for investments.

Income Tax

As per the tax reform passed by Congress in December 2017, the corporate tax rate for fiscal years 2018 and 2019 declined to 30% from 35% and will decline to 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities, which should result in an effective tax rate closer to the statutory tax rate.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. Income from proceeds from equity offerings temporarily retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years, which in turn explained in prior quarters a lower effective tax rate.

Income tax expense from continuing operations in 4Q18 was AR$220.8 million, decreasing 25.2% from 4Q17 and 41.6% from 3Q18. Effective income tax rate for the fiscal year 2018 was 23.8%.

REVIEW OF CONSOLIDATED BALANCE SHEET

Key Drivers

						% Change
LOANS	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY

Currency

AR$ Loans (in AR$)	59,041	58,414	56,122	52,337	48,385	1.1%	22.0%

as % of Total Loans	73.6%	70.1%	74.0%	78.7%	79.7%

Foreign Currency Loans (in u$S)	559	610	683	702	656	-8.4%	-14.7%

Atomization

Top 10	12.9%	12.1%	9.7%	8.8%	9.5%

Top 20	17.9%	17.6%	14.0%	12.4%	13.2%

Top 50	26.3%	26.0%	21.8%	19.2%	20.4%

Collateralized Loans

SMEs	48.0%	45.0%	49.0%	52.6%	55.5%

Middle Market	55.0%	53.0%	49.0%	46.9%	51.8%

Large	30.0%	21.0%	14.0%	13.1%	15.9%

Average Interest on loans

AR$ Loans	53.4%	42.9%	37.7%	35.2%	35.7%

Foreign Trade & Fx	7.3%	5.9%	5.6%	5.0%	4.9%
INVESTMENT PORTFOLIO	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY

Securities Issued by the Central Bank	11,305.3	12,322.5	14,551.3	9,087.6	9,970.5	-8.3%	13.4%

Government Securities AR$	8,012.8	7,120.6	2,140.7	1,773.4	1,674.5	12.5%	378.5%

Corporate Securities (in AR$)	115.5	213.9	172.3	198.1	164.4	-46.0%	-29.7%
Funding	dec 18	sep 18	jun 18	mar 18	dec 17

Deposits

AR$Deposits (in AR$)	63,587	64,932	53,551	40,875	42,323	-2.1%	50.2%

as % of Total Deposits	67.0%	66.8%	70.8%	73.6%	75.0%

Foreign Currency Deposits (in u$S)	828	789	766	728	750	5.0%	10.4%

Cost of Funds	22.8%	17.0%	14.1%	10.9%	10.3%

AR$	33.8%	24.8%	18.7%	14.6%	13.4%

U$S	1.5%	1.5%	1.1%	0.9%	1.1%
Assets & Liabilities Repricing	dec 18	sep 18	jun 18	mar 18	dec 17

Loans

AR$ Loans. Avg. Repricing (Days)	235	244	243	234

% of AR$ Assets	54.0%	53.0%	58.6%	63.0%

U$S Loans. Avg. Repricing (Days)	364	363	342	421

% of U$S Assets	46.0%	52.0%	59.3%	63.8%

Total AR$ Assets. Avg. Repricing (Days)	185	198	200	186

% of Total Assets	70.0%	69.0%	74.1%	78.1%

Total U$S Assets. Avg. Repricing (Days)	273	304	289	458

% of Total Assets	30.0%	31.0%	25.9%	21.9%

Deposits

AR$ Deposits. Avg. Repricing (Days)	25	16	27	37

% of AR$ Liabilities	75.0%	78.0%	75.3%	69.4%

U$S Deposits. Avg. Repricing (Days)	29	35	32	40

% of U$S Deposits	76.0%	71.0%	73.4%	80.1%

Total AR$ Liabilities. Avg. Repricing (Days)	43	33	52	44

% of Total Liabilities	67.2%	67.4%	71.4%	77.5%

Total U$S Liabilities. Avg. Repricing (Days)	113	126	139	181

% of Total Liabilities	32.8%	32.6%	28.6%	22.5%

Total Assets and Investment Portfolio

Total assets increased 53.0% YoY to AR$ 141.1 billion, outpacing loan growth, as a consequence of higher investment in 7 day high-margin Central Bank Leliqs together with higher levels of regulatory minimum reserve requirements. QoQ decreased 3.4% at the very end of the quarter due to excess liquidity management by our treasury, although average assets in the quarter were up 67.9% YoY and 11.6% QoQ.

Assets Evolution						% Change
	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY

Cash and due from banks	33,687.6	33,822.2	19,692.7	10,529.6	11,097.8	-0.4%	203.6%

Securities Issued by the Central Bank	11,305.3	12,322.5	14,551.3	9,087.6	9,970.5	-8.3%	13.4%

Lebac	-	859.7	14,551.3	9,087.6	9,970.5	-100.0%	-100.0%

Leliq	11,305.3	11,462.8	-	-	-	-	-

Government Securities	8,012.8	7,120.6	2,140.7	1,773.4	1,674.5	12.5%	378.5%

Loans & Leasing	80,171.5	83,378.1	75,830.0	66,479.5	60,692.9	-3.8%	32.1%

Property, Plant & Equipments	1,777.4	1,410.4	1,375.4	1,181.8	1,174.1	26.0%	51.4%

Other & Intangible	6,161.0	8,068.9	7,198.9	7,517.7	7,592.6	-23.6%	-18.9%

Total Assets	141,115.5	146,122.7	120,789.0	96,569.6	92,202.4	-3.4%	53.0%

Investment Portfolio (AR$. MM)	Dec 18	Sep 18	Jun 18
Securities Issued by the Central Bank	11,305.3	12,322.5	14,551.3

AR$ Leliq	11,305.3	11,462.8	-

AR$ Lebac	-	859.7	14,551.3
Government Securities	8,012.8	7,120.6	2,140.7

AR$	4,217.5	4,803.0	1,429.5

U$S	3,795.2	2,317.6	711.2
Corporate Securities	115.5	213.9	172.3

AR$	115.5	213.9	172.3

U$S	-	-	-
Total	19,433.6	19,657.0	16,864.3

AR$	15,638.4	17,339.4	1,600.8

U$S	3,795.2	2,317.6	15,263.5

Loan Portfolio

The gross loan portfolio, including loans and financial leases, amounted to AR$80.2 billion, increasing 32.1% YoY, but decreasing 3.8% QoQ. AR$ Loans amounted AR$ 59.0 billion increasing 22.0% YoY and 1.1% QoQ, while FX loans (in U$S) amounted U$S 558.9 million decreasing 14.7% YoY and 8.4% QoQ.

Loan & Financial Leases Portfolio						% Change
	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY

To the non-financial public sector	32.8	35.6	30.6	31.3	32.6	-7.8%	0.6%

To the financial sector	428.4	451.0	462.1	579.5	419.4	-5.0%	2.1%

To the non-financial private sector and foreign residents (before allowances):	76,309.8	79,228.0	72,163.9	63,155.7	57,743.3	-3.7%	32.2%

Overdrafts	4,740.5	5,276.2	4,376.4	4,298.2	3,616.8	-10.2%	31.1%

Promissory notes	15,671.1	16,038.5	15,577.2	16,293.0	15,494.6	-2.3%	1.1%

Mortgage loans	5,343.8	4,569.3	3,879.8	2,609.5	1,549.8	17.0%	244.8%

Automobile and other secured loans	1,540.3	1,629.0	1,685.3	391.2	313.7	-5.4%	391.0%

Personal loans	19,024.8	19,502.5	19,159.6	18,109.0	16,812.8	-2.4%	13.2%

Credit card loans	9,210.2	8,768.0	8,700.5	8,050.2	7,966.0	5.0%	15.6%

Foreing trade loans & U$S loans	18,896.9	22,343.8	17,635.1	12,467.9	11,215.8	-15.4%	68.5%

Others	1,882.1	1,100.8	1,150.0	936.9	773.7	71.0%	143.3%

Less: allowances for loan losses	(3,272.3)	(2,869.8)	(2,476.8)	(1,915.1)	(1,662.1)	14.0%	96.9%
Total Loans	73,498.6	76,844.7	70,179.9	61,851.4	56,533.2	-4.4%	30.0%

Receivables from financial leases	3,382.8	3,678.5	3,195.1	2,726.2	2,507.6	-8.0%	34.9%

Accrued interest and adjustments	17.8	(14.9)	(21.8)	(13.1)	(10.0)	-219.0%	-277.5%

Less: allowances	(54.9)	(59.8)	(40.8)	(28.4)	(25.4)	-8.2%	116.5%
Total Loan & Financial Leases	76,844.3	80,448.4	73,312.3	64,536.0	59,005.5	-4.5%	30.2%

Total Loan & Financial Leases (before allowances)	80,171.5	83,378.1	75,830.0	66,479.5	60,692.9	-3.8%	32.1%

Automobile and other secured loans amounted to AR$ 1.5 billion increasing by 5 times YoY. This is explained by the acquisition of car financing company Mila in 2Q18.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

Sequentially, AR$ denominated corporate loan portfolio decreased 5.8%, while US$ denominated loans decreased 7.8% -or 14.8% measured in AR$-, reflecting both lower credit demand following the current recession and also the decrease in the Fx rate in 4Q18 impacting the US$ denominated loan portfolio.

Retail banking loan portfolio reflects lower credit demand in the quarter due to high interest rates and lower consumer sentiment. The 5.2% contraction in the Consumer Finance loan portfolio continues to reflect the Company’s decision to tighten credit scoring standards in the segment as well as lower consumer credit demand.

Risk management

Atomization of the loan portfolio.    As a result of its risk management policies, the Company continues to show an atomized portfolio, where top 10 and top 20 borrowers represent 13% and 18%, respectively of the Loan portfolio.

Loan portfolio atomization	4Q18	3Q18	2Q18	1Q18	4Q17

%Top10	12.9%	12.1%	9.7%	8.8%	9.5%

%Top20	17.9%	17.6%	14.0%	12.4%	13.2%

%Top50	26.3%	26.0%	21.8%	19.2%	20.4%

%Top100	32.3%	32.3%	28.2%	25.4%	27.0%

The loan portfolio is well diversified among different economic sectors as shown below. Civil Construction includes a total AR$ 5.8 billion exposures to Public Works activity, of which AR$ 819 million are unsecured loans while the remaining portion has different levels of collateralization.

Collateralized Loan Portfolio

As of December 31, 2018, 51% of the SMEs and Middle Market loan portfolio is collateralized, while total Corporate Banking Loan portfolio collateralization is 42%.

Loan Portfolio. Collateral	SMEs	Middle Markets	Large	Total

Collaterallized Portfolio	48%	55%	30%	42%

Unsecured Portfolio	52%	45%	70%	58%

Regarding Retail Portfolio, loans to payroll and pension clients represent 67.3% of total segment loan portfolio.

Asset Quality

Allowances as a percentage of non-performing loans increased to 100.0% as of December 2018, from 88.0% as of December 2017 and from 94.0% as of September 2018. This was mainly due to the decision to increase the NPL coverage, making additional voluntary loan loss provisions to reach the 100% target.

Cost of risk was 7.0% in 4Q18. When excluding the additional AR$ 231 million voluntary loan loss provisions made to increase coverage in 4Q18, cost of risk would have remained flat sequentially.

Reflecting the Company’s decision to tighten credit scoring standards in the Consumer Finance Segment in 1Q18, the share of Consumer Finance loans declined to 10% of the loan book, from 13% in 4Q17. QoQ, the share of Consumer Finance loans remained unchanged as a result of the decrease in the corporate loan that compensate the decrease in the consumer finance loan portfolio.

Cost of risk, net, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, was 6.8% in 4Q18, compared to 4.1% in 4Q17 and 5.7% in 3Q18.

The total NPL ratio increased 100-bps to 4.1% in 4Q18, from 3.1% as of December 2017 and 40-bps from 3.7% as of September 2018. Consumer Finance loans NPLs increased 90 bps QoQ explained by a combination of mainly the decrease in loan portfolio and some deterioration in asset quality following the increase in inflation which impacted consumers disposable income in the last quarter of the year. Retail and Corporate loans NPLs increased 10 bps and 30 bps QoQ respectively but remain at historically low levels.

Total Retail and Consumer Finance NPL creation increased to AR$ 1.04 billion in 4Q18 from AR$ 793.6 million in 3Q18.

The Retail banking segment registered a 90-day delinquency ratio of 2.0% in 4Q18, well below its NPL ratio of 3.3% as a high percentage of customers are payroll or pension customers, who maintain a better performance with the Bank than with the rest of the system. The difference between the 90-day delinquency and NPL ratios is due to Central Bank regulations, which require that customers who are performing with a bank, must be considered non-performing, if they are delinquent with other banks or financial institutions.

In the Consumer Finance Segment higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company tightened credit scoring standards and slow origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in the NPL creation levels in 3Q18 compared to 2Q18, although very high levels of inflation in 4Q18 caused NPL creation to increase above the 3Q18 levels but below the 2Q18 peak.

NPL Ratio and Delinquency by Product & Segment	Dec-18	Sep-18	Jun-18	Mar-18	Dec-17

Corporate Segment NPL	1.1%	0.8%	0.5%	0.3%	0.2%

Retail Segment NPL	3.3%	3.2%	3.0%	2.8%	2.8%

Retail Segment Delinquency	2.0%	2.1%	2.0%	1.8%	1.8%

Personal Loans NPL	3.5%	3.6%	3.3%	2.9%	2.9%

Personal Loans Delinquency +90	1.9%	2.1%	2.0%	1.6%	1.7%

Credit Card Loans NPL	3.8%	4.0%	3.9%	3.5%	3.4%

Credit Card Loans Delinquency +90	2.2%	2.6%	2.4%	2.1%	2.0%

Mortgages NPL	0.2%	0.0%	0.0%	0.0%	0.0%

Consumer Finance Segment NPL	19.4%	18.5%	18.0%	15.7%	14.7%

Personal Loans NPL	26.0%	24.6%	23.1%	19.9%	18.7%

Credit Card Loans NPL	13.2%	11.6%	10.9%	9.8%	9.1%

Car Loans NPL	2.5%	0.2%

Residual Car Loans Mila Portfolio NPL	22.3%	16.1%	12.2%

Total NPL	4.1%	3.7%	3.6%	3.2%	3.1%
NPL Creation	Dec-18	Sep-18	Jun-18	Mar-18	Dec-17	% Change
						QoQ	YoY

Retail Segment	505.8	376.1	314.5	255.5	265.2	34.5%	90.7%

Consumer Finance Segment	537.9	417.5	605.0	423.2	328.4	28.8%	63.8%

Asset Quality						% Change
(In millions of Argentine Ps.)	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY

Commercial Portfolio	40,021.2	44,511.1	40,631.6	33,653.7	29,996.3	-10%	33%

Non-Performing	425.6	341.2	178.7	88.3	56.8	25%	650%

Consumer Lending Portfolio[1]	39,045.4	37,933.6	36,846.5	35,252.6	32,118.8	3%	22%

Non-Performing	2,928.4	2,806.7	2,646.2	2,094.9	1,873.9	4%	56%

Total Portfolio[2]	79,066.5	82,444.7	77,478.2	68,906.3	62,115.1	-4%	27%

Non-Performing	3,354.0	3,147.9	2,824.9	2,183.2	1,930.6	7%	74%
Total Non-Performing / Total Portfolio	4.1%	3.7%	3.6%	3.2%	3.1%

Total Allowances	3,354.0	2,958.3	2,538.7	1,957.3	1,697.8	13%	98%
Coverage Ratio	100.0%	94.0%	89.9%	89.7%	87.9%

1-includes retail and consumer finance portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

Analysis of the Allowance for Loan Losses
(In millions of Argentine Ps.)	FY18	9M18	6M18	3M18	FY17

Balance at the beginning of the year	1,698.2	1,698.2	1,698.2	1,698.2	990.7

Provisions charged to income	4,220.6	2,837.9	1,715.4	726.1	1,928.8

Write-offs and reversals	-2,611.8	-1,624.8	-992.5	-467.0	-1,244.8

Other adjustments	47.0	47.0	117.7	-	23.6
Balance at the end of period	3,354.0	2,958.3	2,538.7	1,957.3	1,698.2

Provisions charged to income

Promissory notes	126.5	80.3	45.7	18.8	63.5

Unsecured corporate loans	74.3	47.2	26.8	11.0	37.3

Overdrafts	78.3	59.9	30.2	13.0	40.8

Mortgage loans	42.3	29.6	22.6	9.6	14.3

Automobile and other secured loans	31.5	59.7	22.6	1.0	3.5

Personal loans	2,016.6	1,264.1	968.5	443.0	1,199.8

Credit cards loans	846.0	686.3	282.3	137.2	403.3

Foreign Trade Loans	150.5	173.4	84.9	25.2	59.9

Other financings	712.4	342.6	184.7	50.8	46.4

Other receivables from financial transactions	109.7	65.9	32.9	13.6	42.7

Receivables from financial leases	32.5	28.9	14.3	2.8	17.3
Total	4,220.6	2,837.9	1,715.4	726.1	1,928.8

Write-offs and reversals

Promissory notes	-37.6	-24.9	-12.9	-5.0	-22.2

Unsecured corporate loans	-26.0	-14.6	-7.6	-2.9	-13.0

Overdrafts	-27.8	-20.2	-14.5	-9.2	-23.7

Mortgage loans	-	-	-	-	-

Automobile and other secured loans	7.6	7.3	-12.9	-	-1.1

Personal loans	-1,787.0	-1,185.0	-711.7	-311.6	-809.8

Credit cards loans	-564.2	-283.2	-178.7	-114.7	-311.1

Foreign Trade Loans	-	-	-	-	-

Other financings	-56.2	-30.7	-9.7	-8.5	-19.2

Other receivables from financial transactions	-110.1	-64.8	-39.1	-14.6	-38.9

Receivables from financial leases	-10.5	-8.5	-5.4	-0.6	-5.9
Total	-2,611.8	-1,624.8	-992.5	-467.0	-1,244.8

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 59.9% YoY and decreased 3.4% QoQ. The QoQ decrease occured at the very end of the quarter due to excess liquidity management by our treasury, while average levels of deposits were up QoQ.

AR$ denominated funding increased 39.8% YoY and decreased 4.8% QoQ. Foreign currency denominated funding (in U$S) increased 11.6% YoY and 3.9% QoQ.

Foreign currency denominated deposits (in U$S) increased 10.4% YoY while industry deposits in foreign currency grew 9.7%.

AR$ denominated deposits increased 50.2% YoY, accounting for 66.8% of total deposits as of December 31, 2018, exceeding industry growth of 41.4%.

On a QoQ basis, foreign currency denominated deposits increased 5.0% while Industry US dollar denominated deposits increased 7.1%.

AR$ denominated deposits decreased 2.1% QoQ, accounting for 66.8% of total deposits as of December 31, 2018. This QoQ increase is below the industry growth of 19.0%.

Funding						% Change
(In millions of Argentine Ps.)	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY
Deposits

Non-Financial Public Sector	11,105.5	11,991.0	8,538.6	6,187.1	6,171.7	-7.4%	79.9%

Financial Sector	25.2	24.5	23.7	7.8	15.7	3.1%	60.7%

Non-Financial Private Sector and Foreign Residents	83,775.3	85,170.0	67,110.3	49,345.3	50,221.3	-1.6%	66.8%

Checking Accounts	6,687.2	6,680.2	5,487.9	5,435.6	5,679.8	0.1%	17.7%

Savings Accounts	25,121.7	23,713.8	22,771.0	18,731.8	18,650.1	5.9%	34.7%

Special Checking Accounts	21,738.0	29,545.9	17,008.8	8,449.7	10,928.9	-26.4%	98.9%

Time Deposits	25,794.3	20,831.7	18,197.0	14,776.4	13,014.9	23.8%	98.2%

Others	4,434.2	4,398.4	3,645.7	1,951.8	1,947.6	0.8%	127.7%

Total Deposits	94,906.0	97,185.5	75,672.7	55,540.2	56,408.7	-2.3%	68.2%

Other Source of Funding

Liabilities at a fair value through profit or loss	268.1	-	-	-	-	-	-

Derivatives	94.2	328.1	191.7	-	-	-	-

Repo Transactions	-	-	5.1	1,632.3	-	-	-

Other financial liabilities	4,268.4	4,852.6	4,647.8	5,453.9	3,899.9	-12.0%	9.4%

Financing received from Central Bank and others	8,033.2	10,512.3	7,962.8	3,664.4	3,524.3	-23.6%	127.9%

Medium Term Notes	9,307.2	10,046.6	10,786.4	11,019.7	8,589.0	-7.4%	8.4%

Current Income tax liabilities	193.0	548.8	418.0	390.0	692.7	-64.8%	-72.1%

Subordinated Loan and Negotiable Obligations	1,383.8	1,490.2	1,055.4	732.7	685.9	-7.1%	101.8%

Provisions	86.9	81.7	87.8	85.8	80.2	6.3%	8.4%

Deferred tax liabilities	0.2	-	0.0	-	-

Other non-financial liabilities	5,404.3	4,821.3	4,460.2	2,791.5	3,801.7	12.1%	NA

Total Other Source of Funding	29,039.4	32,681.6	29,615.1	25,770.2	21,273.6	-11.1%	36.5%

Attributable Shareholders’ Equity	17,155.6	16,220.0	15,345.4	15,114.2	14,369.6	5.8%	19.4%
Total Funding	141,100.9	146,087.0	120,633.2	96,424.7	92,051.8	-3.4%	53.3%

Deposits

Total deposits amounted to AR$94.9 billion in 4Q18, increasing 68.2% YoY, but decreased 2.3% QoQ, due to excess liquidity management although average volumes of deposits increased by 90.4% YoY and 15.4% QoQ. Total deposits represent 67.3% of Supervielle’s total funding sources compared to 61.3% in 4Q17 and 66.5% in 3Q18.

The QoQ decrease took place towards the close of the quarter as a result of excess liquidity management by the Company’s treasury reducing the balance of special checking accounts. However, the average volume of special checking accounts in the quarter increased 29.8%. These Special Checking Accounts were mainly allocated to fund Central Bank 7-day Leliqs. Time Deposits and

Deposits Breakdown (Dec 18)

Saving Deposits increased 23.8% and 5.9% in 4Q18.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 39% of the Company’s total deposits base (26.6% of savings accounts, 8.6% of checking accounts and 4.2% other accounts) as of December 31, 2018. Demand deposits represented 37% of total deposits (24.4% of savings accounts, 8.0% of checking accounts and 4.6% other accounts) as of September 30, 2018 and 55% as of December 31, 2017.

Retail branch deposits plus Senior Citizens deposits represented 44% of total deposits, compared with 40% of total deposits as of September 30, 2018 and 54% as of December 31, 2017, mainly reflecting the increase in savings accounts while part of the wholesale and institutional deposits decreased at the very end of the quarter due to excess liquidity management by our treasury.

As of December 31, 2018, the share of wholesale/institutional deposits over total deposits was 36% increasing from 28% as of December 31, 2017 and decreasing from 41% as of September 30, 2018.

Other Sources of Funding and Shareholder’s Equity

As of December 31, 2018, other sources of funding and shareholder’s equity amounted to AR$46.2 billion increasing 29.6% YoY and decreasing 5.5% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

•	127.9%, or AR$4.5 billion, in Financing received from Central Bank and other, due to the increase mainly in a U$S loan received from international financial institutions,

•	101.8%, or AR$697.9 million, in Subordinated loans and Negotiable Obligations due to the impact of the currency devaluation on the outstanding U$S 35.9 million subordinated bonds, and

•	8.4%, or AR$718.2 million, in Medium Term Notes issued by the Bank and CCF.

The QoQ performance in other sources of funding was explained by a decrease of 23.6%, or AR$2.5 billion, in Financing received from the Central Bank and other financial institutions mainly due to the impact of the currency appreciation in the quarter jointly with the cancellation of some foreign trade lines, and 7.4% or AR$739.4 million decrease in Medium Term Notes.

Foreign Currency Exposure

The table below show the monthly foreign currency exposure since March 2018.

Consolidated Balance Sheet Data	dec 18	nov 18	oct 18	sep 18	jun 18	Mar-18
(In millions of US$)

Assets

Cash and due from banks	432,668	369,227	421,725	385,131	326,765	238,814

Securities at fair value through profit or loss	102,321	101,932	53,328	56,629	22,457	69,804

Loans	521,106	532,412	545,151	571,211	641,893	668,068

Other Receivables from Financial Intermediation	3,565	13,368	4,558	3,659	2,885	3,731

Other Receivable from Financial Leases	30,339	30,959	31,418	31,567	32,001	23,214

Other Assets	29,482	40,208	44,237	46,025	64,430	45,085

Other non-financial assets	37	345	109	197	547	93
Total assets	1,119,518	1,088,452	1,100,533	1,094,419	1,090,978	1,048,809

Liabilities and shareholders’ equity

Deposits	844,996	802,973	797,123	797,420	766,473	728,044

Other financial liabilities	215,011	252,663	260,578	260,997	237,678	141,175

Other Liabilities	13,616	13,734	13,025	14,058	17,284	5,772

Subordinated Notes	36,601	36,383	36,650	36,439	36,566	36,374

Total liabilities	1,110,223	1,105,753	1,107,376	1,108,914	1,058,002	911,364

Net Position on Balance	9,295	-17,301	-6,843	-14,495	32,976	137,445

Net Derivatives Position	-19,239	6,674	-3,352	7,877	-21,872	-211,537
Global Net Position	-9,944	-10,627	-10,195	-6,618	11,104	-74,092

Liquidity & Capitalization	Equity to Assets ratio evolution

As of December 31, 2018, the total loans to deposits ratio was 84.5% compared to 107.6% in December 31, 2017 and 85.8% in September 30, 2018.

The loans to deposits ratio as of December 31, 2018 decreased 130 basis points QoQ to 84.5%, reflecting the 3.8% QoQ decrease in loans while deposits decreased 2.3% in the quarter due to excess liquidity management mentioned before.

As of December 31, 2018, proforma liquidity coverage ratio (LCR) was 173.4% compared to 132.1% as of September 30, 2018, reflecting high liquidity levels following the decrease in the loan portfolio and higher holdings of 7-day Leliqs.

Net Stable funding ratio (“NSFR”) as of December 31, 2018 was 160.4%.

As of December 31, 2018, equity to total assets was 12.2%, compared to 15.6% at December 31, 2017 and 11.1% at September 30, 2018. The YoY performance reflects capital deployment through loan growth and through together with the acquisition of MILA and InvertirOnline.com in May 2018, as well as the increase in RWAs following the 101% YoY FX increases. The QoQ performance reflects the lower FX currency impact on RWA as it appreciated 8% in the quarter.

Consolidated Capital						% Change
(In millions of Argentine Ps.)	dec 18	sep 18	jun 18	mar 18	dec 17	QoQ	YoY

Attributable Shareholders’ Equity	17,155.6	16,220.0	15,345.4	15,114.2	14,369.6	5.8%	19.4%

Average Shareholders’ Equity	15,530.0	15,186.1	15,044.8	14,490.1	14,188.7	2.3%	9.5%

Shareholders’ Equity as a % of Total Assets	12.2%	11.1%	12.7%	15.7%	15.6%

Avg. Shareholders’ Equity as a % of Avg. Total Assets	13.2%	13.9%	14.6%	16.0%	16.6%

Tang. Shareholders’ Equity as a % of T. Tang. Assets	10.9%	10.0%	11.4%	15.5%	15.4%

Capital injections made by the Company in its subsidiaries during 2018 were as follows:

•	In February 2018, CCF received total net capital injections of AR$380 million,
•	In March 2018, Tarjeta Automática received net capital injections of AR$ 300 million,
•	In May 2018, Banco Supervielle S.A. received a capital contribution for a total amount equivalent to AR$ 861 million,
•	In September 2018, Mila received net capital injections of AR$ 58 million,
•	In November 2018, Banco Supervielle S.A. received a capital contribution for a total amount equivalent to AR$ 1 billion. This capital contribution was approved by the BCRA on January 24, 2019, and
•	In November and December 2018, Mila received capital contributions for a total amount equivalent to AR$ 300 million.

During 2018 the Company completed the following acquisitions:

•

On April 6, 2018, the Board of Directors of Grupo Supervielle approved the acquisition of 100% of the share capital of MILA for a total price of U.S.$20 million subject to price adjustment. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

•

On May 24, 2018, Supervielle acquired a 100% stock ownership of online trading platform InvertirOnline (“IOL”), through the purchase of a 100% stock ownership in both InvertirOnline S.A. and InvertirOnline.com Argentina S.A. for an aggregate purchase price of US$ 38.5 million, subject to customary adjustments.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Calculation of Excess Capital	dec 18	sep 18	jun 18	mar 18	dec 17
(In millions of Argentine Ps.)

Allocated to Assets at Risk	6,090.3	6,319.4	5,905.5	5,139.6	4,710.4

Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	370.2	335.0	325.8	278.9	191.5

Market Risk	301.7	273.5	271.3	433.7	121.2

Public Sector and Securities in Investment Account	96.9	88.3	4.2	3.3	131.1

Operational Risk	1,486.5	1,333.1	1,202.7	1,110.0	1,016.5
Required Minimum Capital Under Central Bank Regulations	8,345.7	8,349.2	7,709.4	6,965.6	6,170.7

Basic Net Worth	11,847.9	11,116.1	10,678.7	9,488.3	9,903.1

Complementary Net Worth	1,163.9	1,348.9	1,236.0	992.5	913.3

Deductions	-867.8	-664.9	-652.9	-620.6	-386.2
Total Capital Under Central Bank Regulations	12,144.0	11,800.2	11,261.8	9,860.2	10,430.2

Excess Capital	3,798.3	3,451.0	3,552.4	2,894.6	4,259.5

Credit Risk Weighted Assets	79,580.8	81,573.6	75,435.5	65,677.7	60,939.3

Risk Weighted Assets	101,933.8	101,909.8	94,096.9	85,096.2	75,301.4

As of December 31, 2018, Banco Supervielle’s consolidated financial position showed a solvency level with an integrated capital of AR$12.1 billion, exceeding total capital requirements by AR$3.8 billion.

As of December 31, 2018, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 10.8%, compared to 12.6% at December 31, 2017 and 10.3% at September 30, 2018. Including AR$927 million retained at the holding company which are available for growth, and AR$1 billion of capital contribution received by the bank (which was approved by the Central Bank as regulatory capital on January 24, 2019), the consolidated pro-forma TIER1 Capital ratio as of December 31, 2018 stood at 12.9%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of December 31, 2018, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 11.9% compared to 13.9% in the same period of 2017 and 11.6% at September 30, 2018. Including AR$927 million retained at the holding company which are available for growth, and AR$1 billion of capital contribution received by the bank in November but approved by the Central Bank to be considered regulatory capital on January 24 2019, the consolidated pro-forma total capital ratio as of December 31, 2018 stood at 14.0%.

Total Capital	dec 18	sep 18	jun 18	mar 18	dec 17
(In millions of Argentine Ps.)
Tier 1 Capital

Paid in share capital common stock	772.0	772.0	772.0	744.4	744.4

Irrevocable capital contributions	-	-	-	-	-

Share premiums	5,481.2	5,481.2	5,481.2	4,647.8	4,647.8

Disclosed reserves and retained earnings	4,602.5	4,602.5	4,602.5	3,834.6	3,173.8

Non-controlling interests	63.0	84.3	91.5	93.8	78.6

IFRS Adjustments	-472.8	-604.9	-665.1	-	-

100% of results	1,133.4	428.8	364.5	-	1,088.4

50% of positive results	268.6	352.3	32.1	167.7	170.2

Sub-Total: Gross Tier I Capital	11,847.9	11,116.1	10,678.7	9,488.3	9,903.1

Deduct:

All Intangibles	406.5	290.4	203.1	175.9	312.6

Pending items	96.5	48.4	56.6	40.9	40.8

Other deductions	364.9	326.1	393.3	403.8	32.8

Total Deductions	867.8	664.9	652.9	620.6	386.2

Sub-Total: Tier I Capital	10,980.1	10,451.3	10,025.8	8,867.7	9,516.9

Tier 2 Capital

General provisions/general loan-loss reserves 50%	784.7	825.3	735.7	644.0	588.1

Subordinated term debt	379.2	523.6	500.3	348.6	325.2

Sub-Total: Tier 2 Capital	1,163.9	1,348.9	1,236.0	992.5	913.3

Total Capital	12,144.0	11,800.2	11,261.8	9,860.2	10,430.2

Credit Risk weighted assets	79,580.8	81,573.6	75,435.5	65,677.7	60,939.3

Risk weighted assets	101,933.8	101,909.8	94,096.9	85,096.2	75,301.4

Tier 1 Capital / Risk weighted assets[1]	10.8%	10.3%	10.7%	10.4%	12.6%

Regulatory Capital / Risk weighted assets[1]	11.9%	11.6%	12.0%	11.6%	13.9%

Funds retained at the Holding company level	927	1,950	2,100	4,300	4,300

Proforma Consolidated Tier1 Capital / Risk weighted assets	12.9%	12.5%	13.1%	15.8%	17.2%

Proforma Consolidated Capital / Risk weighted assets	14.0%	13.8%	14.5%	17.0%	19.6%

1.

Tier1 Capital / Risk weighted assets does not include $927 million tier1 capital retained at the holding company level, that is available for growth and AR$ 1 billion of capital contribution made to the Bank in November but approved by the BCRA on January 24, 2019. It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $927 million at the holding company and AR$ 1 billion of the abovementioned capital contribution) stood at 12.9% as of December 31, 2018. 4Q17 Tier 1 ratio as reported previous IFRS adoption was 18.4%.

Minimum Cash Reserve Requirements.

Since June 20, 2018, the Central Bank increased minimum cash reserve requirements on AR$ Deposits. On December 20, 2018, the Central Bank simplified the previous plan of minimum cash reserve requirements. For Group “A” financial institutions (group of systemic importance), 30% of minimum cash requirement for sight deposits should be set up in cash while 5% can be integrated into BOTES 2020 and 10% set up in LELIQ. For time deposits of up to 29 days of residual term, these percentages are set up 17% cash, 5% in Botes 2020 and 13% in Leliq. These requirements are reduced as the term of deposits increases. For deposits with a residual term of between 30 and 59 days, the requirements are set up 10% in cash, 5% in BOTES 2020 and 10% in LELIQ, reducing to 5%, 2% and 0%, respectively, for the residual term from 60 to 89 days. Deposits of more than 90 days of residual term will have no minimum cash requirement.

Minimum cash reserve requirements on U$S Deposits is 25% for Demand Deposits and 23% for time deposits of up to 29 days of residual term. This requirement is reduced as the term of deposits increases. For deposits with a residual term of between 30 and 59 days, the requirement is 17% reducing to 11% for the residual term from 60 to 89 days, to 5% for the residual term from 90 to 179 days and to 2% for the residual term from 180 to 365 days. Deposits of more than 365 days of residual term will have no minimum cash requirement.

The table below shows the composition of the reserve requirements as of December 31, 2018:

Minimum Cash Reserve Requirements on AR$ Deposits (Avg. Balance. AR$ Bn.)	dec 18	sep 18	jun 18	mar 18	dec 17
Cash	15,330.3	12,786.4	6,691.1	5,063.0	5,512.2

Treasury Bond (BOTE 2020)	3,032.5	2,152.6	430.6	-	-

Leliq	7,728.3	4,082.8	-	-	-

Special Deduction[1]	2,043.3	1,977.0	1,773.5	1,594.0	1,613.4

Total Cash Reserve Requirements	28,134.5	20,998.8	8,895.2	6,657.0	7,125.5
1. SMEs loans deduction
Minimum Cash Reserve Requirements U$S Deposits (Avg. Balance. U$S MM.)	dec 18	sep 18	jun 18	mar 18	dec 17
Cash	332.9	266.9	197.8	179.3	226.7

Total Cash Reserve Requirements	332.9	266.9	197.8	179.3	226.7

RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Operating Revenue Mix

In 4Q18, the Retail Segment represented 53.0% of net operating revenues, compared to 56.6% in 4Q17 and 51.4% in 3Q18.

The Corporate Segment represented 23.2% of net operating revenues in 4Q18 compared to 12.0% in 4Q17 and 20.9% in 3Q18, while the Consumer Finance Segment represented 8.3% of net operating revenues in 4Q18 compared to 21.1% in 4Q17 and 14.5% in 3Q18.

Net Operating Revenue, before Loan Loss Provisions						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Retail Banking	3,652.1	2,897.8	2,574.3	2,462.3	2,129.2	26.0%	71.5%

Corporate Banking	1,597.9	1,119.6	785.7	521.2	440.3	42.7%	262.9%

Treasury	731.5	-316.2	133.9	245.1	352.6	-331.3%	107.5%

Consumer Finance	569.6	876.2	843.3	803.1	788.1	-35.0%	-27.7%

Insurance	229.5	126.5	142.3	138.1	111.8	81.4%	105.2%

Asset Management & Other Services	105.3	304.6	192.3	181.1	163.5	-65.4%	-35.6%

Total Allocated to Segments	6,885.8	5,008.5	4,671.7	4,350.8	3,985.5	37.5%	72.8%

Adjustments	157.1	186.0	199.1	302.7	351.4	-15.5%	-55.3%
Total Consolidated	7,042.9	5,207.6	4,974.4	4,725.7	4,098.2	35.2%	71.9%

Attributable Comprehensive Income Mix

The table below presents information about the Attributable Comprehensive Income by segment:

Attributable Comprehensive Income						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Retail Banking	163.1	184.2	80.4	151.0	49.0	-11.4%	232.8%

Corporate Banking	554.8	539.6	347.5	243.2	52.7	-	953.4%

Treasury	488.6	94.1	-137.5	-4.2	168.8	419.1%	189.5%

Consumer Finance	-414.4	-148.4	-27.1	33.8	81.4	179.2%	-608.8%

Insurance	94.4	100.4	71.8	55.3	47.4	-6.0%	99.3%

Asset Management & Other Services	-11.7	11.2	28.2	44.5	65.5	-204.9%	-117.9%

Total Allocated to Segments	874.9	781.2	363.4	523.6	464.8	12.0%	88.2%

Adjustments	60.9	93.4	112.0	221.2	299.9	-34.7%	-79.7%
Total Consolidated	935.8	874.5	475.3	744.8	764.6	7.0%	22.4%

Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, credit cards, mortgages, car loans, deposit accounts, purchase and sale of foreign exchange and precious metals, among others.

Retail Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Income Statement

Net Interest Income	2,539.6	2,064.0	1,950.0	1,821.2	1,725.0	23.0%	47.2%

Net Service Fee Income	664.5	600.7	624.2	522.8	512.2	10.6%	29.7%

Net Operating Revenue, before Loan Loss Provisions	3,652.1	3,062.6	2,897.8	2,574.3	2,462.3	19.2%	48.3%

Loan Loss Provisions	-547.6	-377.3	-333.9	-246.6	-207.0	45.1%	164.6%

Attributable Comprehensive Income	163.1	184.2	80.4	151.0	61.4	-11.4%	165.8%

Balance Sheet

Loans	30,571.5	29,092.1	26,916.4	23,683.8	20,942.8	5.1%	46.0%

Receivables from Financial Leases	522.4	557.6	510.2	453.5	439.2	-6.3%	19.0%

Total Loan Portfolio	31,093.9	29,649.8	27,426.6	24,137.2	21,382.0	4.9%	45.4%

Deposits	51,679.0	47,257.1	42,807.8	36,278.8	35,239.9	9.4%	46.6%

Attributable Comprehensive Income at the Retail Banking Segment increased to AR$163.1 million in 4Q18 from AR$61.4 million in 4Q17. This resulted mainly from a higher net operating revenue before loan loss provisions, partially offset by the increase in loan loss provisions to AR$547.6 million and the 38% increase in Personnel and Administrative expenses.

QoQ, attributable Comprehensive Income decreased 11.4% mainly due to 23.5% increase in personnel and administrative expenses as a result of the salary increases in the quarter, and the 45.1% increase in loan loss provisions. This was partially offset by higher operating revenues.

In 4Q18, net operating revenue before loan loss provisions was AR$3.7 billion, up 48.3% from 4Q17 and 19.2% QoQ.

The YoY increase is mainly explained by: i) 47.2% growth in net interest income reflecting increases in personal, mortgage loan and credit cards volumes and the repricing of this portfolio, ii) 29.7%, or AR$152.3 million, in net service fee income, and iii) Higher exchange rate differences on gold and foreign currency.

The 19.2% QoQ increase in net operating revenue before loan loss provisions resulted from a 23.0% growth in net interest income and a 10.6% increase in net service fee income.

Loan loss provisions amounted to AR$547.6 million in 4Q18, up 164.6% from 4Q17 and 45.1% from 3Q18. The YoY rise is primarily due to the growth in the loan portfolio, together with the increase in the non-performing loans and the increase in the NPL coverage ratio to reach the consolidated 100% coverage goal. Retail banking segment registered a 90-day delinquency ratio of 2.0% in 4Q18, well below its NPL ratio of 3.3% as a high percentage of customers are payroll or pension clients of the Bank. Payroll and Pension clients typically show a better performance with the bank where they receive their monthly income.

Retail banking loans (including receivable from financial leases) reached AR$31.1 billion at December 31, 2018 increasing 45.4% YoY and 4.9% QoQ. Retail banking loan portfolio reflects lower credit demand in the quarter due to high interest rates and lower consumer sentiment.

Retail banking deposits rose 46.6% on annual basis and 9.4% versus 3Q18.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management, although with a focus on middle market and SMEs.

Corporate Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Income Statement

Net Interest Income	1,178.0	947.6	858.6	583.1	302.6	24.3%	289.2%

Net Service Fee Income	111.3	112.6	101.9	89.1	157.2	-1.1%	-29.2%

Net Operating Revenue, before Loan Loss Provisions	1,597.9	1,245.2	1,119.6	785.7	521.2	28.3%	206.6%

Loan Loss Provisions	-311.5	-230.9	-167.9	-72.8	-62.4	34.9%	399.5%

Attributable Comprehensive Income	554.8	539.6	347.5	243.2	7.8	2.8%	6992.1%

Balance Sheet

Loans	36,121.8	40,504.9	34,973.0	30,927.3	27,811.8	-10.8%	29.9%

Receivables from Financial Leases	2,815.1	3,037.2	2,571.9	2,193.7	2,070.3	-7.3%	36.0%

Total Loan Portfolio	38,936.9	43,542.1	37,544.9	33,121.0	29,882.1	-10.6%	30.3%

Deposits	9,420.9	10,239.8	6,202.9	4,414.4	4,615.2	-8.0%	104.1%

Attributable Comprehensive Income at the Corporate Banking Segment increased to AR$554.8 million in 4Q18, from AR$539.6 million in 3Q18 and AR$7.8 million in 4Q17. This resulted mainly from a higher net operating revenue before loan loss provisions partially offset by the increase in loan loss provisions to AR$311.5 million.

In 4Q18, net operating revenue before loan loss provisions was AR$1.6 billion, up 206.6% from 4Q17 and 28.3% QoQ.

The YoY increase is mainly explained by a 289.2% growth in net interest income reflecting the increase in the corporate loan portfolio and the repricing of this portfolio. This was partially offset by a 29.2% decrease in net service fee income.

The 28.3% QoQ increase in net operating revenue before loan loss provisions resulted from a 24.3%, or AR$230.4 million increase in net interest income reflecting the repricing of the corporate loans.

Loan loss provisions was AR$311.5 million in 4Q18 compared to AR$62.4 million in 4Q17 and AR$230.9 million in 3Q18. YoY, the increase in loan loss provisions reflects asset quality deterioration in the commercial loan portfolio due to the current recession in 3Q18 and 4Q18, an increase in voluntary loan loss provisions to increase NPL coverage and the 1% regulatory provision on a higher loan portfolio and an increase in NPL.

The corporate loan portfolio rose 30.3% YoY and decreased 10.6% QoQ to AR$38.9 billion.

Total deposits amounted to AR$9.4 billion, increasing 104.1% YoY, and decreasing 8.0% QoQ.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

Treasury Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Income Statement

Net Interest Income	-2,348.5	-879.3	-834.9	-259.0	-171.2	167.1%	1272.0%

NIIFI & Exchange rate differences	3,065.0	1,316.1	507.3	388.9	403.4	132.9%	659.9%

Net Operating Revenue, before Loan Loss Provisions	731.5	442.5	-316.2	133.9	245.1	65.3%	198.5%

Attributable Comprehensive Income	488.6	94.1	-137.5	-4.2	-20.2	419.1%	-2517.5%

During 4Q18, the Treasury Segment reported an Attributable comprehensive gain of AR$488.6 million, compared with net gains of AR$94.1 million in 3Q18 and a net loss of AR$20.2 million in 4Q17.

This resulted mainly from an increase in NIFFI & Exchange rate differences as a result of the investments in high-margin Central Bank 7 day Leliqs. These was partially offset by higher expenses from treasury funds as a consequence of the increase in market interest rates and higher volume of wholesale deposits to fund increased investments in high-margin Central Bank 7 day Leliqs.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment.

Consumer Finance Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Income Statement

Net Interest Income	425.5	703.0	875.3	662.6	728.2	-39.5%	-41.6%

Net Service Fee Income	209.2	235.5	205.2	198.8	190.8	-11.2%	9.6%

Net Operating Revenue, before Loan Loss Provisions	569.6	864.9	996.6	957.2	917.9	-34.1%	-37.9%

Loan Loss Provisions	-559.5	-478.3	-458.5	-401.6	-363.2	17.0%	54.1%

Attributable Comprehensive Income	-414.4	-148.4	-27.1	33.8	32.1	179.2%	-1389.5%

Balance Sheet

Loan Portfolio	7,531.7	7,945.5	8,194.0	7,901.1	7,523.1	-5.2%	0.1%

Interest Earning Assets	4Q18		3Q18		2Q18		1Q18		4Q17
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio

Government and Corporate Securities	15,0	149,8%	6,3	28,9%	38	23,0%	53	19,0%	22	44,8%

Securities Issued by the Central Bank	-		-		-	0,0%	54	23,1%	-	0,0%
Total Investment Portfolio	15,0	149,8%	6,3	28,9%	38	30,7%	107	21,0%	22	44,8%
Loans
Loans to the Financial Sector					-	0,0%	25	26,8%	-	0,0%

Automobile and Other Secured Loans	280	58,2%	133	61,2%	17	47,7%	-	0,0%	-	0,0%

Consumer Finance Personal Loans	5.585	55,9%	5.936	54,9%	6.058	56,3%	5.693	58,9%	5.441	64,7%
Credit Card Loans	2.510	44,2%	2.178	38,6%	2.493	33,8%	1.773	48,1%	1.578	53,2%
Total Loans	8.376,0	52,5%	8.247,7	50,7%	8.567,7	49,7%	7.490,6	56,2%	7.019,2	62,1%
Total Interest-Earning Assets	8.391,0		8.254,0		8.605,9		7.597,8		7.041,2
Interest Bearing Liabilities
Time Deposits	920	48,6%	335	31,7%	686	27,6%	785	25,5%	648	23,7%
Borrowings from Other Fin. Inst. & Unsub Negotiable Obligations	4.983	60,7%	5.365	39,0%	4.843	31,1%	4.856	28,6%	5.351	27,7%

Total Interest-Bearing Liabilities	5.904	58,8%	5.700	38,5%	5.530	30,6%	5.640	28,1%	5.999	27,3%

Attributable Comprehensive Income at the Consumer Finance Segment registered an Attributable Comprehensive Net Loss of AR$414.4 million compared to an Attributable Comprehensive Net Gain of AR$32.1 million in 4Q17. This resulted mainly from an increase of 54.1%, or AR$196.3 million, in loan loss provisions and higher cost of funds as a result of the increase in the Badlar rate.

Sequentially, this compares with a AR$148.4 million Attributable Comprehensive Net Loss reported in 3Q18, reflecting mainly a 39.5%, or $277.5 million, decrease in net interest income due to the abovementioned increase in cost of funds and a 17.0%, or AR$81.3 million, increase in loan loss provisions.

Loan loss provisions amounted to AR$559.5 million in 4Q18, up 54.1% from 4Q17 and 17.0% from 3Q18. Cost of Risk was 26.7% in 4Q18, while coverage ratio increased from 68.0% to 70.0% and the loan portfolio continued decreasing.

4Q18 continued to show consumer finance behavior seasonality largely similar to that observed in prior years, but still at higher levels than 2017 and above the 3Q18 lower levels, following high levels of inflation in 4Q18 and despite the tightening in credit scoring standards implemented since 1Q18.

Higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company tightened credit scoring standards and slow origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in the NPL creation levels in 3Q18 compared to 2Q18, although very high levels of inflation in 4Q18 caused NPL creation to increase above the 3Q18 levels but below the 2Q18 peak.

Loans totaled AR$7.5 billion as of December 31, 2018 flat YoY and decreasing 5.2% QoQ, reflecting the tightening of credit scoring metrics in the segment following the sudden changes in key macroeconomic variables together with lower consumer credit demand due to high interest rates and lower consumer sentiment.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to its customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of customers as well.

Insurance Segment – Highlights						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY

Net Interest Income	18.4	17.1	-1.4	1.4	0.7	7.8%	2611.0%

Net Service Fee Income	142.3	140.4	108.2	113.9	109.8	1.3%	29.6%

Net Operating Revenue, before Loan Loss Provisions	229.5	196.2	126.5	142.3	138.1	17.0%	66.2%

Attributable Comprehensive Income	94.4	100.4	71.8	55.3	60.2	-6.0%	56.8%

Gross written premiums	276.3	257.4	241.2	229.3	232.1	7.3%	19.0%

Claims Paid	40.8	31.0	68.1	36.1	49.9	31.3%	-18.3%

Combined Ratio	71.3%	63.6%	70.7%	73.5%	71.5%	12.1%	-0.3%

Attributable Comprehensive income of the Insurance Segment in 4Q18 was AR$94.4 million, compared to AR$60.2 million in 4Q17 and AR$100.4 million in the previous quarter.

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle is only contracting new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products including; Home Insurance, Technology Insurance and ATMs insurance and an Integral Insurance product for Entrepreneurs and SMEs.

Gross written premiums increased by 19.0% YoY and 7.3% in the quarter. Sequentially, non-credit related policies increased AR$26.5 million or 11.0%, while credit-related policies decreased AR$7.7 million or 48.2%, reflecting the run-off of this product.

Net operating revenues attributable to Supervielle Seguros in 4Q18 were AR$229.5 million, increasing 66.2% YoY and 17.0% QoQ.

Claims Paid amounted to AR$40.8 million in 4Q18, decreasing 18.3% YoY and increasing 31.3% QoQ. The Combined ratio decreased to 71.3% in 4Q18 from 71.5% in 4Q17 due to higher gross written premiums and lower claims paid. On a quarterly basis, the combined ratio increased from 63.6% in 3Q18 reflecting higher claims paid in the quarter.

2Q18 claims paid included extraordinary provisions to adapt to the new regime under IBNR (Incurred but not Recorded Expenses) guidelines. Since 2Q18, as Supervielle Seguros has finalized the required first three full fiscal years of operations, the company is following the guidelines established by IBNR.

Gross written premiums by product						% Change

(in million)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Life insurance and total and permanent disability insurance for debit balances	8.2	15.9	23.0	30.0	35.7	-48.5%	-77.0%

Personal Accident Insurance	19.0	18.7	18.9	18.1	17.6	1.8%	8.0%

Protected Bag Insurance	38.8	37.6	35.1	36.8	36.3	3.2%	6.9%

Broken Bones	9.9	9.0	9.0	7.1	6.7	10.0%	47.8%

Others	8.1	7.3	8.5	8.4	7.0	11.4%	15.7%

Home Insurance	36.6	33.4	33.4	26.9	28.0	9.6%	30.7%

Tecnology Insurance	12.9	11.6	11.0	10.3	10.8	11.2%	19.4%

ATM Insurance	7.7	6.8	6.5	5.6	5.9	14.1%	30.5%

Mortgage Insurance	25.8	16.1	1.9	1.5	2.8	59.8%	821.4%

Life insurance.	109.2	101.0	94.0	84.5	81.3	8.1%	34.3%
Total	276.2	257.4	241.2	229.3	232.1	7.3%	19.0%

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A. Since MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment. MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management & Others Segment.

Asset Management & Others Segment Highlights						% Change

(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Net Interest Income	-32.8	6.2	44.4	-	-

Net Service Fee Income	87.6	103.1	88.7	66.3	56.9	-15.1%	54.0%

Net income from financial instruments at fair value through profit or loss	19.4	20.4	18.4	11.2	8.7	-5.0%	123.7%

Net Operating Revenue, before Loan Loss Provisions	105.3	151.8	184.2	78.4	66.3	-30.6%	58.9%

Attributable Comprehensive Income	-11.7	11.2	28.2	44.5	31.4	-204.9%	-137.3%

Assets Under Management	13,648	11,273	16,465	18,583	14,655	21.1%	-6.9%

Market Share	2.3%	2.0%	2.7%	2.7%	2.6%	10.8%	-14.1%

Attributable Comprehensive Income of the Asset Management Segment & Other Segments registered a net loss of AR$11.7 million compared to net gains of AR$31.4 million in 4Q17 and AR$11.2 million in 3Q18.

In 4Q18, net operating revenue was AR$105.3 million, up 58.9% from 4Q17 and down 30.6% QoQ. The YoY increase was mainly explained by a AR$30.7 million increase in net service fee income and a 123.7% increase in net income from financial instruments due to higher interest rates. The 30.6% QoQ decrease in net operating revenue is explained by a lower net service fee income and a AR$32.8 million loss in net interest income.

Assets under management amounted to AR$13.6 billion as of

AuMs by Asset Class

December 31, 2018, up from AR$11.3 billion as of September 2018 and down from AR$14.7 billion as of December 2017. As of December 31, 2018, fixed income funds represented 56% of assets under management.

FY 2019 GUIDANCE

Supervielle provides guidance for FY19 which is composed of the following:

(1)

Starting Q1 2019, the Company will slightly change the components included to calculate the Net Interest Margin ratio (“NIM”). Until now, it had included interest income and interest expense, as well as results from its investment portfolio. Now, it will start adding the exchange rate differences and net gains or losses from currency derivatives.

Accordingly, the NIM ratio will capture all of the components of its financial margin. Before, for example, when the Company took peso denominated deposits and granted foreign currency loans with a forward contract to hedge the currency mismatch, its NIM ratio did not include the hedge gain or loss, leading to an inaccurate ratio. The same occurred when the Company took dollar denominated deposits to buy foreign currency securities, its NIM ratio did not include the exchange rate gain or loss from the liabilities adjustment. By incorporating exchange rate differences and derivatives results, the NIM ratio will be more accurate and representative of its financial margin and spreads.

NIM guidance of between 18.5% and 20.5%, compares with comparable NIM (previous NFM) of 18.7% reported in FY2018.
(2)

Starting 2019, Supervielle is providing guidance of Net Income, instead of Comprehensive income. Net Income guidance between AR$ 3.3 billion to AR$ 3.9 billion for 2019, compares with AR$ 2.6 billion Net Income reported in 2018. This implies an YoY increase of between 28% and 52% in 2019.

(3)	Source: Market Expectations Survey (Central Bank), unless otherwise noted.
(4)	Company estimates

Apart from above detailed macroeconomic assumptions, this guidance assumes that reserve requirements are kept by the Central Bank at the current levels.

RELEVANT EVENTS

Corporate Notes Repurchase

During 3Q18 and 4Q18, Banco Supervielle and CCF have made partial repurchases of their outstanding corporate notes. On October 18, 2018 and January 24, 2019 Banco Supervielle S.A. reduced AR$ 618,030,000 and AR$ 254,924,836 respectively of the total amount outstanding of the corporate notes Class A, BADLAR Private Banks + 4.50% with maturity on 2020 issued for a total nominal value AR$ of 4,768,170,000. As of the date of this report AR$3,895,215,164 nominal value remains outstanding.

CICyP Awards Grupo Supervielle on Transparency

On November 14th, 2018, Grupo Supervielle received the award on Transparency by the Inter-American Council for Trade and Production (CICyP) in partnership with both the Buenos Aires Stock Exchange and Alliance for Integrity.

The recognition was given within the framework of the business event “Ser y Parecer” on the occasion of the celebration of the 75th Anniversary of CICyP. It rewards the efforts in the construction of a better country through business awareness, equality of opportunities, generation of employment, the construction of a sustainable future and the intelligent insertion of Argentina in the world.

Capital Contributions

On November 29th, 2018, Grupo Supervielle S.A. made a capital contribution to Banco Supervielle S.A. of AR$1,000,000,000. This capital contribution was accepted as regulatory capital by the Central Bank, on January 24, 2019.

On November 13th, 2018 and December 18, 2018, Grupo Supervielle S.A. made capital contributions to Micro Lending S.A.U. of AR$100,000,000 and AR$200,000,000 respectively.

In February 2019, Grupo Supervielle S.A. and Banco Supervielle S.A. made capital contributions to Cordial Compañía Financiera of AR$1 billion.

CREDIT RATINGS

Banco Supervielle Credit Rating

Fitch Ratings assigned a long-term rating of ‘B(EXP)/RR4’ to Banco Supervielle S.A.’s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US$300 million-peso equivalent. On October 8, 2018, Fitch Ratings affirmed Banco Supervielle S.A.’s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘B’.

On November 12, 2018, Fitch Ratings has revised the Rating Outlook on the Long-Term Issuer Default Ratings (IDRs) for Banco Supervielle to Negative from Stable. This action follows Fitch’s revision of the Outlook on Argentina’s sovereign rating on November 7th.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supevielle S.A. (Supervielle)’s Class A notes for a total amount of up to US$300 million-peso equivalent.

In December 2018, Moody’s Latin America has maintained the stable outlook on several Argentine banks and financial companies, including Grupo Supervielle and Banco Supervielle.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook. This rating was affirmed on December 21, 2018.

REGULATORY CHANGES

Reserve requirements

On June 18, 2018, the Central Bank announced a 5% increase in the minimum cash reserve requirements on the short-term deposits and liabilities (3% applied since June 21, 2018 and 2% since July 18). These increases in reserve requirements can be integrated in BOTES, treasury notes issued in local currency yielding 26%, with maturity in November 2020.

On July 2, 2018, the Central Bank increased an additional 3% in the minimum cash reserve requirements since July 2, 2018. This increase should be set up in cash and is not remunerated.

On August 16, 2018, the Central Bank increased an additional 3% the minimum cash reserve requirement for entities included in “Group A” (entities with a share of deposits above 1%) since August 16, 2018. This increase should be set up in cash and is not remunerated.

On September 1, 2018, the Central Bank increased an additional 5% in the minimum cash reserve requirements since September 3, 2018. This increase can be integrated in Leliq/Nobac.

On September 16, 2018, the Central Bank increased an additional 5% in the minimum cash reserve requirements since September 16, 2018. This increase should be set up in cash and are not remunerated for demand deposits and can be integrated in Leliq/Nobac for time deposits.

On October 1, 2018, the Central Bank increased an additional 5% in the minimum cash reserve requirements since October 1, 2018. This increase can be integrated in Leliq/Nobac for time deposits.

On December 20, 2018, the Central Bank modified the previous plan of minimum cash reserve requirements, effective February 1st 2019. For the institutions belonging to Group “A” (group of systemic importance), the minimum reserve requirement for sight deposits amounted to 45%, of which 30% should be set up in cash, 5% in BOTES 2020 and 10% in LELIQs. For time deposits of up to 29 days of residual term, minimum reserve requirements amount to 35%, where 17% is set up in cash, 5% in Botes 2020 and 13% in Leliq. These requirements are reduced as the term of deposits increases. For deposits with a residual tenor between 30 and 59 days, the requirements are 25%, 10% set up in cash, 5% in BOTES 2020 and 10% in LELIQs, reducing to 5%, 2% and 0%, respectively, for the residual term from 60 to 89 days. Deposits of more than 90 days of residual term will have no minimum reserve requirement.

Merchant discounted rates (“MDR”) and Debit card sales commission

Since January 2019 the Company applied the reduction to 1.65% in the maximum merchant discounted rates (“MDR”) and 0.8% in the debit card sales commission in accordance with Communication “A” 6212, effective as of April 1, 2017. Through this Communication, the Central Bank issued a plan to gradually reduce, on an annual basis, credit card and debit card merchant discounted rates. In this regard, the maximum MDR for 2017 and 2018 was 2.0% and 1.85% respectively, for 2019, 2020 and 2021 and thereafter, will be 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 and 2018 was 1.0% and 0.90% respectively, for 2019, 2020 and 2021 and thereafter, will be 0.80%, 0.70% and 0.60%, respectively.

Financial Reporting in hyperinflationary economies

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of the reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%.

Accumulated inflation in the last three years has exceeded 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as hyper-inflationary as of July 1, 2018.

In a hyper-inflationary environment, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current measurement unit at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, disclosing this information in a separate line item.

By issuing the Communication “A” 6651 in February 2019, the Central Bank adopted IAS 29 and the inflation adjustments provisions stated therein for fiscal years starting January 1, 2020. Therefore, IAS 29 was not applied to financial statements for the fiscal years ended on December 31, 2018 and 2017.

SUBSEQUENT EVENTS

Financial Agency Agreement of the Province of San Luis

In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. Proposals should be presented on March 15, 2019. The award date has not been published yet. Banco Supervielle has acquired RFP documents and will be presenting an offer.

Banco Supervielle issued a 9 month tenor Corporate Note of AR$ 300 Million

On January 31, 2019, Banco Supervielle issued a 9 month tenor AR$ denominated Corporate Note of AR$300 million. The Notes accrue interest at Badlar rate + 485 bps.

Management change at the Bank to Further Integrate Operations

On February 6, 2019 Grupo Supervielle announced that with the objective of further integrating the management of its operations, Jorge Ramirez, Chief Executive Officer of Grupo Supervielle will also assume the position of CEO of Banco Supervielle replacing Nerio Peitiado who left to pursue other opportunities.

Limits on daily position of Leliqs and Active Repo transactions

On February 8, 2019, Central Bank resolved to limit the daily position of the financial entities’ Leliqs and Active Repo transactions in AR$ which may not exceed the greater of, the financial institution’s regulatory capital of the previous month or 65% of the daily average of balances of its total deposits in pesos -excluding those of the financial sector- of the previous month. This limit is not impacting Supervielle’s holdings of Leliqs.

Restatement of Financial Statements

On February 22, 2019, the Central Bank informed that the restatement of financial statements adjusted by inflation will be applicable to financial institutions subject to the control of the Argentine Central Bank for the fiscal years starting from January 1, 2020.

New Credit facilities for AR$ 100 billion at a 29% interest rate

On February 27, 2019, the Government announced new credit facilities for a total amount of AR$100 billion at 29% interest rate. This credit line is focused on providing financing to SMEs through check discounting and exports financing. 30 banks are offering this credit lines

Key performance indicators: Differences between Central Bank IFRS and previous Central Bank GAAP

Find below a comparison between 4Q17 key performance indicator under current Central Bank IFRS and previous Central Bank GAAP.

	4Q17 in accordance with IFRS in compliance with the adoption ruled by the Argentine Central Bank	4Q17 reported under previous Central Bank GAAP

ROAE	13.3	23.3

ROAA	2.2	4.1

Net Interest Margin	20.0	19.4

Net Fee Income Ratio	22.8	27.6

Efficiency	68.2	60.2

Loan to Deposits	107.6	104.5

NPL	3.1	2.8

Cost of Risk	4.4	4.5

Coverage ratio	88.0	91.8

Total Equity/ Total Assets	15.6	16.1

Appendix II: Definition of ratios

Net Interest Margin until 4Q18: Net interest income + Net income from Government & Corporate Securities at fair value through profit or loss+ divided by average interest-earning assets.

Net Interest Margin since 2019: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Financial Margin: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Net Fee Income as a % of Administrative Expenses: Net services fee income + Income from insurance activities divided by Personnel, Administrative Expenses and D&A.

ROAE: Attributable Comprehensive Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Loans to total deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

NPL Creation: NPL loans created in the quarter, which is equivalent to the net increase in NPL on our balance sheet plus portfolio written off in the quarter.

GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data	dec 18	sep 18	jun 18	mar 18	dec 17
(In millions of Argentine Ps.)
Assets

Cash and due from banks	33,687.6	33,822.2	19,692.7	10,529.6	11,097.8

Securities at fair value through profit or loss	15,112.1	13,800.6	13,654.7	9,952.9	11,404.3

Derivatives	15.9	196.6	23.4	97.7	26.9

Repo transactions	-	111.7	66.2	1,483.9	3,349.8

Other financial assets	1,715.5	1,972.6	2,118.4	1,737.1	1,614.4

Loans and other financings	78,791.9	82,237.1	74,526.7	65,727.5	60,444.0

Other securities	4,311.1	5,848.1	3,201.3	1,063.6	359.2

Financial assets in guarantee	2,007.2	2,666.4	2,646.9	3,340.9	1,301.2

Current Income tax assets	-	532.9	347.7	-	-

Investments in equity instruments	10.4	8.4	8.3	42.6	45.9

Investments in subsidiaries, associates and joint ventures	-	-	-	13.7	0.7

Property, plant and equipment	1,777.4	1,410.4	1,375.4	1,181.8	1,174.1

Intangible assets	1,961.8	1,837.1	1,762.8	198.9	190.6

Deferred tax assets	519.2	401.7	366.5	340.5	489.2

Other non-financial assets	1,205.3	1,277.0	998.2	858.9	704.1
Total assets	141,115.5	146,122.7	120,789.0	96,569.6	92,202.4

Liabilities and shareholders’ equity

Deposits:	94,906.0	97,185.5	75,672.7	55,540.2	56,408.7

Non-financial public sector	11,105.5	11,991.0	8,538.6	6,187.1	6,171.7

Financial sector	25.2	21.5	23.7	7.8	15.7

Non-financial private sector and foreign residents	83,775.3	85,173.0	67,110.4	49,345.3	50,221.3

Liabilities at a fair value through profit or loss	268.1	-	-	-	-

Derivatives	94.2	328.1	191.7	-	-

Repo transactions	-	-	5.1	1,632.3	-

Other financial liabilities	4,268.4	4,852.6	4,647.8	5,453.9	3,899.9

Financing received from Central Bank and others	8,033.2	10,512.3	7,962.8	3,664.4	3,524.3

Medium Term Notes	9,307.2	10,046.6	10,786.4	11,019.7	8,589.0

Current Income tax liabilities	193.0	548.8	418.0	390.0	692.1

Subordinated Loan and Negotiable Obligations	1,383.8	1,490.2	1,055.4	732.7	685.9

Provisions	86.9	81.7	87.8	85.8	80.2

Deferred tax liabilities	0.2	-	0.0	-	-

Other non-financial liabilities	5,404.3	4,821.3	4,460.2	2,791.5	3,802.3

Total liabilities	123,945.4	129,867.0	105,287.8	81,310.5	77,682.2

Attributable Shareholders’ equity	17,155.6	16,220.0	15,345.4	15,114.2	14,369.6

Non Controlling Interest	14.6	35.7	155.8	145.0	150.6
Total liabilities and shareholders’ equity	141,115.5	146,122.7	120,789.0	96,569.6	92,202.4

Income Statement						% Change
(In millions of Argentine Ps.)	4Q18	3Q18	2Q18	1Q18	4Q17	QoQ	YoY
Argentine Banking GAAP:

Interest income	8,394.8	6,835.9	5,568.9	4,616.8	4,110.3	22.8%	104.2%

Interest expenses	(6,371.6)	(4,113.1)	(2,670.7)	(1,798.7)	(1,557.6)	54.9%	309.1%
Net interest income	2,023.2	2,722.9	2,898.2	2,818.1	2,552.7	-25.7%	-20.7%

Net income from financial instruments at fair value through profit or loss	2,700.1	2,737.4	-509.3	656.5	691.3	-1.4%	290.6%

Exchange rate differences on gold and foreign currency	534.8	-1,074.1	1,226.1	148.9	116.2	NA	360.4%
NIFFI & Exchange Rate Differences	3,235.0	1,663.4	716.8	805.5	807.4	94.5%	300.7%

Net Financial Income	5,258.1	4,386.2	3,615.0	3,623.6	3,360.1	19.9%	56.5%

Fee income	1,387.8	1,319.0	1,262.4	1,152.7	1,026.8	5.2%	35.2%

Fee expenses	-322.7	-292.2	-257.5	-268.1	-243.1	10.5%	32.8%

Income from insurance activities	180.4	183.1	145.3	148.7	148.3	-1.5%	21.7%
Net Service Fee Income	1,245.5	1,209.9	1,150.2	1,033.4	931.9	2.9%	33.6%

Other operating income	539.4	553.1	442.3	317.5	410.2	-2.5%	31.5%

Loan loss provisions	(1,382.8)	(1,122.5)	(989.2)	(726.1)	(606.3)	23.2%	128.1%
Net Operating Revenue	5,660.2	5,026.8	4,218.3	4,248.3	4,096.0	12.6%	38.2%

Personnel expenses	(2,273.4)	(1,865.7)	(1,585.2)	(1,520.3)	(1,605.8)	21.9%	41.6%

Administrative expenses	(1,317.8)	(1,179.6)	(1,175.6)	(926.2)	(998.7)	11.7%	31.9%

Depreciation & Amortization	(122.0)	(87.8)	(76.3)	(68.4)	(95.0)	38.9%	28.5%

Other expenses	(1,043.2)	(866.1)	(925.1)	(712.9)	(745.1)	20.4%	40.0%

Operating income	903.8	1,027.6	456.0	1,020.4	651.4	-12.0%	38.7%

Profit of Associated companies and Joint ventures	-	-	-	-	-	-	-
Profit before income tax	903.8	1,027.6	456.0	1,020.4	651.4	-12.0%	38.7%

Income tax expense from continuing operations	-	-	-	-	-	-	-

Profit from continuing operations	903.8	1,027.6	456.0	1,020.4	651.4	-12.0%	38.7%

Profit/(loss) from discontinued operations	-	-	-	-	-	-	-

Income tax expense	(220.8)	(155.9)	(155.6)	(282.7)	(176.4)	41.6%	25.2%

Net income	683.0	871.6	300.5	737.8	475.1	-21.6%	43.8%
Attributable to owners of the parent company	706.8	867.4	270.7	722.6	467.6	-18.5%	51.2%

Attributable to non-controlling interests	(23.8)	4.2	29.7	15.1	7.5	-662.6%	-418.1%

Other comprehensive income, net of tax	228.7	7.1	204.8	22.2	5.0	-	-

Comprehensive income	911.7	878.8	505.3	760.0	480.1	3.8%	89.9%
Attributable to owners of the parent company	935.3	874.5	475.3	744.8	472.6	7.0%	97.9%

Attributable to non-controlling interests	(23.6)	4.2	29.9	15.2	7.5	-	-
ROAE	22.6%	22.4%	12.6%	20.6%	13.3%

ROAA	2.6%	2.7%	1.8%	3.3%	2.2%

About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of December 31, 2018, Supervielle had total assets of AR$141.1 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 344 access points and near 2 million active customers. As of December 31, 2018, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.6%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi

Treasurer and Investor Relations Officer

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 13, 2019	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer